UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                FORM 10-SB/A No.2


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              MAXIMUM AWARDS, INC.
                        f/k/a Rising Fortune Incorporated
                 (Name of Small Business Issuer in its charter)

             Nevada                                      86-0787790
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
incorporation or organization)

         Level 1, 164 Wharf Street, Brisbane, Queensland 4000, Australia
                    (Address of principal executive offices)


                     Issuer's telephone number: 61 733193110


Securities to be registered under section 12(b) of the Act:

                                Name on each exchange
 Title of Each Class to          on which each class
    be so registered             is to be registered
    ----------------             -------------------

          N/A                            N/A

Securities to be registered under section 12(g) of the Act:


Common Stock, $0.001 par value per share, 100,000,000 shares authorized, 25,548,900 issued and outstanding as of July 25, 2005

                                     Part I

Item 1. Description of Business

      A. Business Development

      1. Form and Year of Organization


      The company is a Nevada corporation. The company was incorporated on March 7, 1995 under the name Rising Fortune Incorporated.


      2. Any bankruptcy, receivership or similar proceedings

      None.

      3. Material reclassifications, mergers, consolidations, or purchases of sales of assets

            a. The Maximum Awards Pty Ltd Transaction


      On December 9, 2003, the company acquired 100% of the outstanding shares of Maximum Awards Pty Ltd, an Australian company engaged in the business of operating a consumer rewards program in exchange for 22,000,000 common shares and 1,000,000 preferred shares of the Company. In anticipation of this transaction the company's articles of incorporation were amended on November 19, 2003 to change the name of the company to Maximum Awards, Inc. At the same time the company's articles with regard to its capital stock were amended to authorize 110,000,000 shares of capital stock, 100,000,000 shares of which are common stock with a par value of $0.001 per share and 10,000,000 of which are shares of preferred stock with a par value of $0.001 per share. The shares of common were given the right to elect directors and vote on all other corporate matters which come before the shareholders. The preferred shares were given rights to be granted by the company's board of directors. The board of directors then granted each share of preferred stock voting rights equal to 50 shares of common stock on all matters to be voted upon by the shareholders, thus vesting effective control of the company in the preferred stock. The board also determined that preferred shares shall be non-participating and shall not be entitled to share in any dividends or in any proceeds on the liquidation of the company. The acquisition of Maximum Awards Ltd resulted in a change of control of the company and was accounted for a recapitalization of Maximum Awards Pty Ltd. The business of Maximum Awards Pty Ltd is now the business of the company.


            b. The Travel Easy and Global Business Group Transaction


      On June 1, 2004, the company acquired 100% of the issued and outstanding shares of Travel Easy Holidays Pty Ltd ("Travel Easy") and Global Business Group Pty Ltd ("Global Business"). These corporations are involved in the travel industry and mail order industries and were acquired to add to the company's rewards program operations by providing an in-house travel agency and a consumer products retailer.


      Travel Easy is an Australian proprietary limited corporation. Travel Easy was organized under the law of the Province of Queensland, Australia on July 19, 2002. Travel Easy is engaged in the business of providing travel agent services and its operations are located in the company's offices in Brisbane, Queensland, Australia. Prior June 1, 2004, Travel Easy was owned by Maxwell Thomas, the company's chief executive officer and Michael Sullivan, a director of the company. Mr. Thomas owned 60% of Travel Easy and Mr. Sullivan owned 40%. Under terms of the acquisition agreement between the company and Mr. Thomas, the company acquired Travel Easy for $1.00 Australian. Travel Easy now is a wholly-owned subsidiary of the company.

      Global Business also is an Australian proprietary limited corporation. Global Business was organized under the law of the Province of Queensland, Australia in June 2003. Global Business does business under the name Easy Shopper Direct and is engaged in the business of selling consumer goods on-line and through published catalogs and its operations are located in the company's offices in Brisbane, Queensland, Australia. Prior to June 1, 2004, Global Business was owned by Maxwell Thomas, the company's chief executive officer and Michael Sullivan, a director of the company. Mr. Thomas owned 60% of Global Business and Mr. Sullivan owned 40%. Under terms of the acquisition agreement between the company and Mr. Thomas, the company acquired Global Business for $1.00 Australian. Global Business now is a wholly-owned subsidiary of the company.

      B. Business of Issuer

(1) Principal Products and Services and Principal Markets.


      The company currently operates a loyalty and rewards program known as Maximum Awards. Under the Maximum Awards program, consumers earn points by purchasing products and services offered by the company and its program partners. Accumulated points then can be redeemed in order to acquire additional desired products or services from the same list of such items offered by the company. The company operates its program in Australia and has done so since October 2002.

      Prior to June 2004, the company charged consumers a membership fee of $16.50 Australian for a one-year membership in the company's program. However, in June 2004, the company changed its program and now no longer charges a membership fee to consumers participating in the program. Consumers are allowed to sign up for membership for free. Any person can become a consumer member of the company's loyalty program. Consumers can register by calling the company's service center. Once a consumer becomes a member, the consumer maintains membership status as long as the consumer uses the program at least once every year. The company has approximately 5,000 members

      As the consumer member purchases products or services from participating merchant members, the consumer member accumulates points in the company's program. Accumulated points have a monetary equivalency value which can be used by the consumer member to "purchase" products such as consumer goods, air travel or vacation packages. At this time, the company's program is operated only in Australia and all dollar amounts discussed in connection with the program are in Australian dollars.

      Members who purchase products or services from program participating merchants earn points for every dollar that the member spends. Points are awarded based on the type of service or product purchased. The number of points awarded per dollar spent will vary from merchant to merchant. For example, a member purchasing a television using a program participating merchant would earn ten points for every dollar the television costs. Those points are assigned a value of $0.01 per point. Purchasing a $500 television would then earn the member 5,000 points with a value of $50.00. In this example the merchant awards 10 points for every dollar spent. Different merchants will award different points per dollar spent. However, the monetary value assigned to the point always is the same. That monetary value is $0.01 per point.

      As a member purchases products or services, the merchant member records the purchases and on a monthly basis reports the purchases to the company. The company then invoices the merchant member for the dollar value associated with the points the consumer earned from the purchase, plus a fraction of that dollar value. The company also tracks the total points earned by each member. When the merchant member pays the invoice, the company retains the added fraction amount for the company's expenses and profit. The balance of the funds received, the dollar value associated with the points earned by the consumer member, is transferred to Neil Hope, an attorney licensed to practice law in Queensland, where the funds are placed in escrow pending the consumer member's redemption of the points earned. There is a balance of $2,200 in the escrow account. If a consumer fails to make at least one purchase during each twelve month period that such consumer has accrued points or apply the accrued points for redemption, the consumer's accrued points will be forfeited and the case reserved for such points will revert to the company.

      The Company's Membership Rewards loyalty program allows members to earn points that can be redeemed for a broad range of travel and retail merchandise. The Company makes payments from the escrow account on reward redemptions when members redeem their points and establishes reserves to cover the cost of future reward redemptions. The provision for the cost of member rewards is based upon points awarded that are ultimately expected to be redeemed by members and the current weighted-average cost per point of redemption. The ultimate points to be redeemed are estimated based on many factors, including a review of past behavior of members segmented by product, year of enrollment in the program, spend level and duration in the program. Past behavior is used to predict when current enrollees will attrite and their ultimate redemption rate. In addition, the cumulative balance sheet liability for unredeemed points is adjusted over time based on actual redemption and cost experience with respect to redemptions. Because the liability is based on many different factors as described above, any change in the mix of those factors would have an effect on the liability for unredeemed points. Since inception of the program, the company has not made any adjustments to the basis of its method for accounting for unredeemed points.

      A member can redeem earned points to purchase desired goods or services listed in the company's catalog of available products and services. The company subsidiary Easy Shopper Direct maintains a catalog of available goods and services which a member can obtain though a redemption of points. Because one of the company's merchant members is a travel agency, Travel Easy, the consumer members can redeem their points for airline tickets or travel packages booked by the travel agent. Points may be redeemed on hotel accommodation, car hire, cruises, travel packages and even travel insurance. There are no blackout periods on air travel and availability of seats is the true availability - not artificial program restrictions imposed by the airlines to protect their yield-per-seat figures. Maximum Awards also allows part-payment of redemption flights and travel products with cash.

      Points can be redeemed on a wide range of household products and virtually any travel product available in the market place - and not just frequent flyer seats. Members may redeem those points on a range of household goods, certain services and on travel products available in the market. Points do not expire while the member remains active in the program and they may also be transferred to other members with written authorization.

      To remain active, a consumer member must make at least one purchase of goods or services of points within a one-year period. If no purchase is made in that time frame, points are forfeited and funds accumulated for the monetary value of the points are transferred from the escrow to the company.

      The company intends to attract participating merchants by offering such merchants access to the company's base of member consumers. As of August 2004, the company has entered into relationships with five participating merchants. Those merchants are:

            -     Primus Telecom
            -     Travel Easy Holidays
            -     Easy Shopper Direct
            -     Mortgage Awards, Pty, Ltd.
            -     Post Master Letter Boxes, Pty, Ltd.

      Primus Telecom is an Australian telecommunications company that provides international and long distance telephone services to the general public throughout Australia. Under the terms of the company's agreement with Primus Telecom, the company's consumer members who use Primus service earn three points in the company's program for every dollar such consumers spend on their international and long distance service provided by Primus. Once a consumer member who uses Primus' services is identified, Primus reports the member's dollar usage of Primus services to the company. The company then credits the member's account for the applicable number of points and invoices Primus for the dollar value of the points.

            Travel Easy Holidays is a wholly-owned subsidiary of the company. Travel Easy is a travel agency which provides travel agency services to its clients, most of which are located in Australia. Under the terms of the company's agreement with Travel Easy, the company's consumer members who use Travel Easy services earn three points in the company's program for every dollar such consumers spend on travel purchased from Travel Easy. Travel Easy, like Primus, reports the member's dollar usage to the company. The company then credits the member's account for the applicable number of points and invoices Travel Easy for the dollar value of the points.

      Easy Shopper Direct also is a wholly-owned subsidiary of the company. Easy Shopper is an internet-based supplier of consumer goods. The company's members can purchase consumers goods from Easy Shopper and earn ten points for every dollar spent on goods purchased from Easy Shopper Direct. As with Primus Telecom and Travel Easy, the company invoices Easy Shopper for the dollar value of the points the member earns.

      Mortgage Awards is a mortgage company located in Sydney, New South Wales Australia. Mortgage Awards provides financing to purchasers of residential property. company consumer members who utilize the financing services offered by Mortgage Awards are awarded a lump sum of points based upon the dollar value of the loan such consumer members obtain. The company invoices Mortgage Awards for the dollar value of the points the member earns for the services provided by Mortgage Awards.

      Post Master Letter Boxes is a manufacturer and wholesaler of Letter Boxes in Australia. Such letter boxes then are sold to the public by retailers purchasing the letter boxes from Post Master Letter Boxes. Such retailers who are consumer members earn points in the company's program for each letter box the retailer purchases from Post Master Letter Boxes. Following the pattern detailed above, the company invoices Post Master Letter Boxes for the dollar value of the points the retailers who are consumer members earn. A member can redeem accumulated points for products or services provided by any of the company's merchant members. Members can access their current points tally at any time through the company's call centre.

      While the Maximum Awards system is Internet-based, the company also operates a call centre out of its offices in Brisbane. The call centre staff answer member questions and facilitate member points purchases. The company uses commercial systems that have technological support available. Maximum Awards' operational system is based in a Sun Microsystems Solaris unit, run on UNIX. The website code is written in the PHP format and servers are PC-based, as are firewalls and back-up systems. Accounting and management work stations are Hewlett-Packard pavilion computers. The company's call centre computers are IBM PCs while the telephone system is NEC PABX. Four full-time staff operate the call centre. The company's web address is www.maximumawards.com which links to Global Business's web site, www.easyshopperdirect.com, where members are able to purchase goods.

      The benefit of the company's program to consumer members is the reward of points for being loyal to merchant members. The benefit to merchant members is an increased usage of products and services by consumer members. The company earns a profit on its program by adding a margin of profit to the dollar value of points for which merchant members are invoiced.

(3) Competition

      The company faces substantial competition from the loyalty programs offered by retailers, credit card companies, hotel groups and airlines. Retailers in Australia offer loyalty programs to their customers. One such retailer is Coles Myer which operates its "FlyBuys" point program. Under that program every time one of its participating customers shows the customer's FlyBuys card and spends a minimum of $5.00 at any participating FlyBuys business, the customer earns FlyBuys points. Once the customer has earned enough points, the customer can redeem or exchange those points for a FlyBuys awards. Many credit card companies also offer point programs for cardholders. For years airlines have offered frequent flyer type programs to passengers. Such programs are run by corporations with substantially greater resources and experience than the company possesses.

(4) Marketing

      The company markets its product to both merchants/suppliers as well as consumers. At present the company's marketing is limited to word of mouth from consumer member and advertising via the company's website. In the future the company intends to utilize many different approaches, including point of sale materials, joint mailouts using merchant's data-bases, merchant awareness, news bulletins to members, media and radio advertising and graphically targeted letterbox drops and mailouts. Marketing to corporate users of the product will be done through selective mailouts and cold calls to corporate executives.

(5) Research and Development

      The company incurred research and development costs through December 31, 2003 amounting to $100,691. Such expenses included internet development, salaries, advertising and travel. Such expenses are passed on to the company's merchant members. Such members pay for such expenses when the company adds a margin of profit to the dollar value of points for which merchant members are invoiced.

(6) Dependence on one or a few major customers

      The company currently is dependent on five merchant members who pay the company for points which consumer members accumulate. Two of these merchant members are wholly-owned subsidiaries of the company which remit funds to the company per transaction on the same general terms as third party merchants. All of the company revenue comes from these five merchant members. Though the company intends to expand is base of merchant members and differentiate sources of revenues, there can be no assurance that the company will be successful in such expansion. The failure of the company to expand its base of merchant members likely will result in the failure of the company as a going concern.

(7) Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration

      The company has no patents, trademarks, franchises, concessions, royalty agreements or labor contracts. The only licenses the company has obtained are those normally associated with computer software.

(8) Need for any government approval of principal products or services.

      The company's loyalty program does not require any governmental approval.

(9) Effect of existing or probable governmental regulations on the business

      Generally, the company's business is subject to no more governmental regulation than any other business might be. That is, the company is required to obtain business licenses from the city government in which the company operates in Australia and must file annual lists of its officers and directors with the state of Nevada, the company's state of incorporation.

      The company's wholly-owned travel agent subsidiary, Travel Easy, is required to register as a travel agency with the state government in which the company operates in Australia. Such registration is valid for a period of three years and then must be renewed. Renewal involves the filing of a renewal application and the payment of applicable fees, none of which are of substantial expense to the company.

      The company is unaware of any probable governmental regulation which could impact on the company's business. It is possible that regulation unforeseen by the company could be promulgated which could unfavorably impact the company's business. For example, the company believes that any governmental regulation concerning the taxation of benefits accumulated in loyalty programs could have a serious negative impact on the company's business. The probability of any such tax related regulation is unknown by the company and the company cannot predict such probability with any degree of reliability or certainty.

(10) Employees

      The company and its subsidiaries employs a total of 6 individuals as part of its operations. 2 individuals form management and 4 individuals serve as sales and call centre staff in the company's Brisbane operations. Management does anticipate changes in the number of employees over the next approximately six (6) months.

(11) Other information

      No engineering, management or similar report has been prepared or provided for external use by the company in connection with the offer of its securities to the public.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

      The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and the Notes to Consolidated Financial Statements contained in this registration statement.

OVERVIEW

      1. Relevant Industry-Wide Factors

      Management believes that the industry in which the company competes is impacted by economic factors such as fluctuations in prevailing interest rates. In this regard, increasing interest rates may negatively impact consumer spending. Decreased consumer spending would adversely impact the company by reducing the accumulation of points by the company's consumer members. The company notes that reserve banks in both the United States and Australia have increased their prime lending rates in 2004. Continued increases in the prime lending rate would adversely impact the company's ability to generate revenue. It is important to note that management cannot predict with any degree of accuracy how interest rates in the United States or Australia will vary in the future.

      Management notes that approximately half of the point redemptions its consumer members make are for travel. A consumer's willingness to purchase travel products is impacted by not only general economic factors, but also impossible-to-predict factors such as terrorism and outbreaks of disease. For example, international terrorism in 2001 and the outbreak of SARS in 2003 decreased the demand for air travel. While a reduction in point redemption would not have a negative impact on the company, decreased travel could impact a consumer member's accumulation of points in travel programs offered by merchant members. Such reductions could have a negative impact on the company's revenue. Such factors are impossible to predict and represent an unknowable threat to the company's business.

      2. How the company Generates Revenue

      The company generates revenue by charging merchant members a dollar value per point for every point a consumer member earns with a merchant. The company adds a margin to that amount and that margin constitutes the company's revenue on each such transaction. Such margin is negotiated separately with each merchant and its size will generally reflect the anticipated dollar and transaction with such merchant where the company merger will be reduced in higher volume relationship.

      3. Going Concern Assumption

      The company has sustained operating losses since inception. In addition, the working capital of the company is not sufficient to meet its planned business objectives and the company's continuation as a going concern is uncertain and dependent upon successfully bringing its services to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. In the event the company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services. Although the business plan indicates profitable operation in the coming year, these profits are contingent upon completing and fulfilling contracts with various providers of goods and services throughout the world to provide the company with a cashflow to sustain operations.

      The company intends to address these concerns by:

      o Raising sufficient working capital via private placements of its shares of common stock;

      o Increasing its base of consumer members via advertising paid for out of revenues and funds raised from the sale of capital stock;

      o Increasing its base of merchant members via advertising paid for out of revenues and funds raised from the sale of capital stock;

      o Increasing consumer member utilization of the company's program by making special product offers provided by merchant members.

      o Developing new bank channels whereby sale of points will be based on spending volume of the bank's credit and debit card customers.

      There can be no assurance that the company's efforts in this regard will be successful. If the company is unsuccessful in such efforts, it is likely the company's business will fail and the company will cease operations.

      4. Challenges, Risks and Uncertainties

      The company's business is subject to several challenges, risks and uncertainties, including, but not limited to, the following:

      a. The company has limited operating history, revenue and only minimal assets. The company only has operated its awards program since October of 2002. The company's revenues and earnings from operations are limited and the company has no significant assets or financial resources. The company has operated at a loss and the company may generate additional net operating losses. There can be no assurance that the company will be successful.

      b. The company's business plan is speculative. The company's business plan is based on management's belief that the company can operate successfully in its chosen industry. This belief is speculative and is based on management's experience alone. The company has not employed economic experts to analyze the company's position in the market or to analyze the effect of market conditions on the company's performance. The lack of such information leaves the company dependent upon management's subjective beliefs of the company's ability to succeed.

      c. There is no established market for the company's securities. The company's securities do not trade on an exchange, NASDAQ, the bulletin board or the pink sheets. Therefore, it will be difficult to obtain information regarding the market value of or to affect transactions in the company's securities.

      d. The company may be unable to raise additional capital to meet capital expenditure needs if its operations do not generate sufficient funds to do so. The company's business is expected to have continuing capital expenditure needs. While management anticipates that the company's operations will generate sufficient funds to meet its capital expenditure needs for the foreseeable future, the company's ability to gain access to additional capital, if needed, cannot be assured, particularly in view of competitive factors and industry conditions. Any additional capital raised through the sale of equity may dilute the ownership percentage of holders of the company's common stock.

      e. If the company is unable to retain current management, its business operations could be adversely affected. The company's success and future prospects depend upon the continued contributions of its current management. There can be no assurances that the company would be able to find qualified replacements for these individuals if their services were no longer available. The loss of services of one or more members of current management could have a material adverse effect on the company's business.

RESULTS OF OPERATIONS

      Results for the year ended December 31, 2003.

      Revenues for the year ended December 31, 2003 increased by $210,582 from $20,888 for the year ended December 31, 2002 to $231,470 for the year ended December 31, 2003. The increase was due to an increase in Travel sales of $105,013, an increase rewards income of $ 45,509 and first year sales of Global Marketing of $60,060. The increase in sales of the Rewards program and Travel in the result of normal business growth from a startup the previous year.

      Cost of sales amounted to $67,861, resulting in gross profit of $163,309.

      Overhead costs for the year increased by $188,184 from $70,283 for the year ended December 31, 2002 to $257,230 for the year ended December 31, 2003. The increase in overhead costs was due to an increase in general and administration costs of $56,241, an increase in salaries of $117,522 an increase in premises costs of $15,632, offset by a reduction in advertising costs of $1,211. The increase in costs is attributed to costs associated with positioning the companies for future expansion and the year 2003 being a full trading year, where costs for 2002 were incurred from June 2002.

      We incurred a net loss of $98,275 or $(0.004) per share based on 24,263,163 weighted average shares outstanding for the year needed December 31, 2003 compared to a loss of $49,395 or $(0.002) per share based on 24,200,000 weighted average shares outstanding for the year ended December 31, 2002.

      Results for the three months ended June 30, 2004.

      Revenues for the three months ended June 30, 2004 increased by $27,005 from $66,398 for the three months ended June 30, 2003 to $93,403 for the three months ended June 30, 2004. The increase was due to first year sales of Global Marketing of $53,198 offset by a decrease in rewards income of $14,403 and a decrease in travel sales of $11,790. The decrease in travel sales was a result in the start of the SARS outbreak, while the decrease in rewards income was the result of reduced membership fee income.

      Cost of sales of Global Marketing amounted to $21,097 for the three months ended June 30, 2004, resulting in gross profit of $72,306.

      Overhead costs increased by $31,116 from $38,736 for the three months ended June 30, 2003 to $69,852 for the three months ended June 30, 2004. The increase in overhead costs was due to an increase in general and administration costs of $14,456, an increase in advertising costs of $20,226, an increase in legal and professional fees of $15,000 and an increase in premises costs of $5,763, offset by a decrease in salaries of $24,419. The increase in costs is attributed to costs associated with positioning the companies for future expansion and the quarter ended June 2004 being the first year of trading for Global. Interest expense increased by $658 due to notes issued since June 2003 and depreciation increased by $303

      We incurred a net loss of $2,024 or $(0.001) per share based on 24,996,283 weighted average shares outstanding for the quarter ended June 30, 2004 compared to a profit of $24,306 or $0.001 per share based on 24,200,000 weighted average shares outstanding for the quarter ended June 30, 2003.

      Results for the six months ended June 30, 2004.

      Revenues for the six months ended June 30, 2004 increased by $19,448 from $105,051 for the six months ended June 30, 2003 to $124,499 for the six months ended June 30, 2004. The increase was due to the first year of sales by Global Marketing of $63,444 offset by a decrease in travel sales of $20,130 and a decrease in membership revenue in the rewards program of $23,866. The decrease in travel was a result of the lingering SARS outbreak..

      Cost of sales of for Global Marketing for the six months ended June 30, 2004 was $37,126. There were no operations by global in the six months ended June 30, 2003.

      Overhead costs increased by $193,856 from $93,890 for the six months ended June 30, 2003 to $287,746 for the six months ended June 30, 2004. The increase in overhead costs was due to an increase in general and administration costs of $49,743, an increase in salaries of $25,715 an increase in premises costs of $18,346, an increase in advertising costs of $16,979 and an increase in legal and professional costs of $83,073. The increase in costs is attributed to positioning for growth and the first six months of trading by Global. Interest expense increased by $2,808 and depreciation increased by $3.

      We incurred a net loss of $204,851 or $(0.008) per share based on 24,977,116 weighted average shares outstanding for the six months ended June 30, 2004 compared to a profit of $7,805 or $(0.001) per share based on 24,200,000 weighted average shares outstanding for the six months ended June 30, 2003.

      LIQUIDITY AND CAPITAL RESERVES

      The company has operated its loyalty and rewards program in Australia since October 2002 and intends to expand its program and operate it in the United States in 2005. The company anticipates that this expansion will be funded principally through the issuance of equity or debt securities or by entering into other financial arrangements, including relationships with corporate and other partners, in order to raise additional capital. Depending upon market conditions, the company may not be successful in raising sufficient additional capital for it to achieve its business objectives. In such event, the business, prospects, financial condition, and results of operations could be materially adversely affected.

      Initial expenses for the company will include: leasing suitable facilities in the United States; purchasing or leasing sufficient operating equipment, primarily computers and phone systems; hiring sufficient staff for the company's United States operations; and, producing sufficient promotional materials.

      There is no guarantee that the company will be successful in expanding its operations to non-Australian markets or that if it does that its marketing and sales endeavors outside Australia will be successful.

      The company's operation in Brisbane, Queensland, Australia currently employs approximately 6 people. The number of employees in Australia may increase though 2004 if the company is able to increase its operations and expand its customer base. If the company is successful in raising capital, the company plans to spend an additional $200,000 during the next 12 months in expanding its Australian customer base, establishing new merchants and expanding its product base. Specifically, such spending shall include advertising in media, both print and electronic, direct mail marketing and consumer member promotions.

      If the company is successful in raising capital, the company plans to enter the United States market in 2005, using the same technology and format as that used in Australia. The company plans to set up an office and call center in an as yet to be determined location, and plans to duplicate the structure already in place in Australia. Initial expenses for the United States operations will include: leasing suitable facilities in the United States; purchasing or leasing sufficient operating equipment, primarily computers and phone systems; hiring sufficient staff for the company's United States operations; and producing sufficient promotional materials. The company has budgeted to spend $2.5 million dollars in developing the United States market.

      In order to meet its cash requirements for the next twelve months, the company plans to raise capital through private placements and through working capital generated from operations.

      There is no guarantee that the company will be successful in its attempt to raise capital sufficient to meet its cash requirements for the next twelve months. If the company is not successful in its effort to raise sufficient capital to meet its cash requirements, the business will fail and the company will cease to do business.

      Significant Components of Operating Expense & Budgeted Expenses

      The company's significant components of operation expense and their amounts during the year ended are: (1) costs associated with its marketing materials, (2) advertising costs, (3) lease expenses (4) costs of staff. The company has incurred expenses to produce and print its marketing materials send as information leaflets, letter box brochure and magazine inserts.

      Advertising cost will be incurred in the future and will be for print media advertising of the company's program.

      The company's lease expenses are comprised of its lease on its computer equipment and the lease on its office facilities.

      Costs of staff include salaries for the company's 4 Call Centre staff and salary for the company's chief executive officer and a director.

CRITIAL ACCOUNTING POLICIES

      1. Nature of Revenue Generating Activities

      The company generates revenue by charging merchant members a dollar value per point for every point a consumer member earns with a merchant. The company adds a margin to that amount and that margin constitutes the company's revenue on each such transaction. Revenue is recognized when the company actually receives payment from merchant members and not when the merchant member is invoiced for such points.

      2. Identification of Customers

      The company has two types of members: 1) merchant members; and 2) consumer members. Merchant members are providers of goods and/or services and participate in the company's program by awarding customers points in the program for purchases of goods and/or services from the merchant member. Consumer members earn points in the company's program by purchasing goods and services from merchant members. Members are recognized by the company when they register with the company.

      3. Channels of Membership

      Both merchant members and consumer members register with the company by calling the company's call centre.

OFF-BALANCE SHEET ARRANGEMENT

      The company has no off-balance sheet arrangement.

Item 3. Description of Property

A. Description of Property

      The company's operational offices are located at Level 1, 164 Wharf Street, Brisbane, Queensland 4000, Australia. The office is fully equipped as a call centre and the phone system can be simultaneously used by up to 32 operators. The company does not anticipate expanding it facilities for the remainder of 2004. Business, management and creative functions will be performed in the company's Brisbane facility. Printing, mailing, warehousing, fulfillment and some design is outsourced.

      The company leases it facilities in Brisbane. The company pays $4,400 Australian per month for rent under the terms of the lease. The company's lease is for a period of 3 years. The lease will expire on December 31, 2007.

B. Investment Policies

      Management of the company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4. Security Ownership of Management and Certain Security Holders

A. Security Ownership of Management and Certain Beneficial Owners

      The following table sets forth information as of the date of this Registration Statement with respect to the beneficial ownership of both the common and preferred shares of stock of the company concerning stock ownership by (i) each Director, (ii) each Executive Officer, (iii) the Directors and Officers of the company as a group and (iv) each person known by the company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

Title of Class         Name and Address of                Amount of shares                             Percentage of
                       Beneficial Owner of Shares         held by Owner        Percent of Class        Voting Power
Common                 Cutan Trust                        3,480,000            15.2%                   4.6%
                       16 Moorgate Street
                       Macgregor
                       Queensland 4109
                       QLD Australia

Common                 Vieles Geld Trust                  9,539,000            41.7%                   12.6%
                       16 Estasis Street
                       The Gap
                       Queensland 4061
                       Australia

Common                 Lorraine  Krueger  and Klaus       1,740,000            7.60%                   2.3%
                       Krueger, JTTEN
                       Level 1 164 Wharf St.
                       Brisbane 4000
                       QLD Australia

Common                 Maxjam Pty Ltd                     2,609,000            11.4%                   3.4%
                       38 Edgewood David Ave.
                       Waitara 2077
                       NSW
                       Australia

                       Total                              17,368,000           75.9%                   22.9%

SECURITY OWNERSHIP OF MANAGEMENT

Title of Class         Name and Address of                Amount of shares     Percent of Class        Percentage of
                       Beneficial Owner of Shares         held by Owner                                Voting Power
Common                 Maxwell A. Thomas                  9,539,000 (1)        41.7%                   12.63%
                       CEO, Director
                       16 Extasis Street
                       The Gap
                       Queensland 4061
                       QLD Australia

                       Maxwell A. Thomas                  1,000,000             100%                   66.18%
                       CEO, Director
                       16 Extasis Street
                       The Gap
                       Queensland 4061
                       QLD Australia

Common Preferred       Michael Sullivan                   3,480,000 (2)        18.9%                    4.61%
                       Director
                       16 Moorgate Street
                       Macgregor
                       Queensland 4109
                       QLD Australia

Common                 Officers, Directors as a group    13,019,000            56.9%                   83.37%

----------------

(1) Mr. Thomas is the trustee of the Vieles Geld Trust and the 9,539,000 shares reported by his name under the Security Ownership of Management section are the same 9,539,000 shares owned by The Vieles Geld Trust and reported in the 5% Shareholders section. The company also issued 1,000,000 shares of Class A Preferred stock to Mr. Thomas. Because of the 50 votes for every share voting rights such preferred shares enjoy, Mr. Thomas' ownership of the preferred shares gives Mr. Thomas 50,000,000 votes on all matters coming before stockholders, and thus voting control on all matters upon which shareholders are entitled to vote.

(2) Mr. Sullivan is the trustee of the Cutan Trust and the 3,480,000 shares reported by his name under the Security Ownership of Management section are the same 3,480,000 shares owned by the Cutan Trust and reported in the 5% Shareholders section.

      Maxjam Pty Ltd is owned and operated by Tony Gerrard of Sydney, Australia. Mr. Gerrard is not otherwise related to the company.

B. Persons Sharing Ownership of Control of Shares

      None

C. Non-voting Securities and Principal Holders Thereof

      The company has not issued any non-voting securities.

D. Options, Warrants and Rights

      There are no options, warrants or rights to purchase securities of the company.

E. Parents of the Issuer

      Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the company has no parents.

Item 5. Directors, Executive Officers and Significant Employees

A. Directors, Executive Officers and Significant Employees

      The names, ages and positions of the company's Directors and Executive Officers are as follows:

Maxwell Thomas
Age: 44
CEO, CFO and Director
Served in both capacities since December 2003.
Term as a director: until resignation or replacement

Michael Sullivan
Age: 45
Director
Served as a director since December 2003.
Term as a director: until resignation or replacement

      1. Work Experience

      Maxwell A. Thomas, Age 44 (Chief Executive Officer and Chief Financial Officer). Mr. Thomas has been involved in the European and Australian travel industries for more than 20 years. Having worked in the travel industry in Europe for 20 years, Mr. Thomas returned to Australia in 1998 when he established a consultancy business. Over the last 5 years he has advised Australian travel companies entering international markets. Specifically, Mr. Thomas worked for Flight Centre LTD ASX FTL from 1998 to 1999 as a Special Projects Manager. From 1999 to 2000, Mr. Thomas worked as the Director of Marketing for Pangaea Corporation. From 2000 until 2002 he has developed the loyalty program which is the basis of the company's program. From 2002 to present, he has actively worked at and promoted the company's business.

      Michael Sullivan, Age 45 (Director). Mr. Sullivan has directed his career into the specialized area of travel publishing over the past 15 years. His background includes editing and managing regional newspapers in Australia for Rural Press Ltd and operating his own press photography business. Mr. Sullivan concentrated on travel and business magazine publishing throughout his seven years based in Hong Kong as Editor-in-Chief of the Times Publishing (Far East Trade Press) travel division, responsible for the travel industry magazine Travel News Asia, specialist executive travel title Arrival magazine, the annual Golf Vacations and in-room magazine Inn Asia (for Holiday Inns). Mr. Sullivan is a regular writer for the Economist Intelligence Unit and has written a regular piece for Time magazine since 1997. From 1997 to 1999 Mr. Sullivan was the Editor in Charge for Travel Publishing Pty Ltd based in Brisbane, Australia. From 1999 through the present, Mr. Sullivan has been a director of Post Haste Graphics and Screamer Media, both of which are involved in publishing digital printing in Brisbane, Australia.

      2. Employment Agreements

      Effective January 1, 2004, the company has entered into an employment agreement with Mr. Thomas. Under the terms of this agreement the company has agreed to employ Mr. Thomas as the chief executive officer of the company until such time as either the company or Mr. Thomas terminate such employment. Mr. Thomas' base salary under the agreement is $200,000 per year, an amount which is subject to review after each year the agreement is in effect. The company also has agreed to pay Mr. Thomas' business related expenses, provide health and dental insurance to Mr. Thomas and pay Mr. Thomas for vacation time as the board of directors and Mr. Thomas agree.

      The company has agreed to employ Mr. Sullivan on a part-time basis at an annual salary of $40,000. There is no written employment agreement between the company and Mr. Sullivan.

C. Family Relationships

      None

D. Involvement on Certain Material Legal Proceedings During the Last Five Years

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No director, officer or significant employee has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(3) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6. Executive Compensation

Remuneration of Directors and Executive Officers

      The company currently has employment agreements with its executive officers, however, only the agreement between the company and its chief executive officer, Maxwell Thomas, is in writing. All executive officers of the company prior to January 1, 2004 have not drawn a formal salary from the company. Over the next twelve (12) months, however, each Executive Officer is expected to draw the following annual compensation during 2004. The company does not currently have an employee stock option plan.

      Name of Individual or       Capacities in Which               Annual
      identity of Group           Remuneration was Recorded         Compensation
      ---------------------       -------------------------         ------------

      Maxwell A. Thomas           Chief Executive Officer           $200,000

      Michael Sullivan            Employee                          $ 40,000

      Mr. Thomas devotes his full time to the business of the company and his annual compensation reflects that time commitment.

      Mr. Sullivan is a part time employee of the company as well. His annual compensation reflects his part-time status. Mr. Sullivan devotes time equal to approximately one day per week to the company's business.

      There were no arrangements pursuant to which any officer or director of the company was compensated for the period prior to January 1, 2004 for any service provided as an Officer or Director. The company has no arrangement to compensate directors for their services as directors.

Item 7. Certain Relationships and Related Transactions

      a. Related Transactions

      1. The December 9, 2003 Maximum Awards Pty Ltd transaction

      On December 9, 2003, the company entered into an Exchange Agreement with Maximum Awards Pty Ltd, an Australian company. At that time, Maximum Awards Pty Ltd was owned by thirty three shareholders of the company, including persons who are directors or officers of the company, security holders owning 5% or more of the company's common stock, security holders owning 5% or more of the company's preferred shares of stock or are member of the immediate family of such persons. As a result of this Agreement, the company acquired 100% of the issued and outstanding ownership of Maximum Awards Pty Ltd., in exchange for 22,000,000 shares of common stock and 1,000,000 Class A preferred of Maximum Awards Inc. The property acquired consists of cash, a long-term lease for the company's facility in Brisbane and all personal and intellectual property associated with the operations of the Maximum Awards program. The 22,000,000 shares of stock were registered in the names of the shareholders of Maximum Awards Pty Ltd in proportion to their respective ownership interest in Maximum Awards Pty Ltd. As part of this transaction, the following shares were issued to security holders owning 5% or more of the company's preferred shares of stock including persons who are member of the immediate family of such persons including persons who are directors or officers of the company, security holders owning 5% or more of the company's common stock,:

                                         Number of Shares     Number of Shares
      Name                               of Common Stock      of Preferred Stock
      ----                               ----------------     ------------------
      Max Thomas                                              1,000,000
      Lorraine & Klaus Krueger           1,740,000
      Vieles Geld Trust                  9,393,000
      Maxjam Pty Ltd                     2,609,000
      Raymond Gerrard                    1,200,000
      Cutan Trust                        3,480,000
      Post Haste Pty Ltd                    15,000

      Lorraine Krueger is the sister of Maxwell Thomas, the company's chief executive officer.

      Klaus Krueger is the brother-in-law of Maxwell Thomas, the company's chief executive officer.

      Maxwell Thomas, the company's chief executive officer, is the trustee of the Vieles Geld Trust.

      Maxjam Pty Ltd owns 5% or more of the company's issued and outstanding shares of common stock. Maxjam Pty Ltd is owned and operated by Tony Gerrard of Sydney, Australia. Mr. Gerrard is not otherwise related to the company. The company's chief executive officer, Maxwell Thomas, has no relationship with, or ownership or control of, Maxjam Pty Ltd. Any similarity in the names is purely coincidence.

      Raymond Gerrard is the father-in-law of Maxwell Thomas, the company's chief executive officer. Raymond Gerrard is not related to Tony Gerrard, though they have the same last name.

      Michael Sullivan, a director of the company, is the trustee of the Cutan Trust, and controls Post Haste Pty Ltd as director and owner of 50% of the shares of Post Haste Pty Ltd.

      2. Employment Agreement with, and shares issued to, Maxwell Thomas

      Effective January 1, 2004, the company entered into an employment agreement with Maxwell Thomas, the company's chief executive officer. Under the terms of this agreement the company agrees to employ Mr. Thomas as the chief executive officer of the company until such time as either the company or Mr. Thomas terminate such employment. Mr. Thomas' base salary under the agreement is $200,000 per year, an amount which is subject to review after each year the agreement is in effect. The company also has agreed to pay Mr. Thomas' business related expenses, provide health and dental insurance to Mr. Thomas and pay Mr. Thomas for vacation time as the board of directors and Mr. Thomas agree.

      As part of the company's acquisition of Maximum Awards Pty Ltd, 9,539,000 share of the company's common stock were issued to the Vieles Geld Trust and 1,000,000 of the company's Class A preferred stock were issued to Maxwell Thomas. The preferred stock has fifty votes per share on all matters that come before shareholders and thus gives Mr. Thomas effective voting control of the company on all matters. Mr. Thomas is the trustee for the Vieles Geld Trust and therefore controls the voting of such shares.

      3. Employment Agreement with, and shares issued to, Michael Sullivan

      The company has orally agreed to employ Mr. Sullivan on a part-time basis at an annual salary of $40,000. There is no written employment agreement between the company and Mr. Sullivan.

      As part of the company's acquisition of Maximum Awards Pty Ltd, 3,480,000 share of the company's common stock were issued to the Cutan Trust. Mr. Sullivan is the trustee for the Cutan Trust and therefore controls the voting of such shares.

      4. The June 1, 2004 Travel Easy and Global Business Transactions

      On June 1, 2004, the company acquired 100% of the issued and outstanding shares of Travel Easy Holidays Pty Ltd and Global Business Group Pty Ltd. These corporations are involved in the travel industry and mail order industries, respectively, and were acquired to add to the company's rewards program operations by providing an in-house travel agency and consumer products retailer.

      Travel Easy is an Australian proprietary limited corporation. Travel Easy was organized under the law of the Province of Queensland, Australia on July 19, 2002. Travel Easy is engaged in the business of providing travel agent services and its operations are located in the company's offices in Brisbane, Queensland, Australia. Prior June 1, 2004, Travel Easy was owned by Maxwell Thomas, the company's chief executive officer and Michael Sullivan, a director of the company. Under terms of the acquisition agreement between the company and Mr. Thomas and Mr. Sullivan, the company acquired Travel Easy for $1.00 Australian. Travel Easy now is a wholly-owned subsidiary of the company.

            Global Business is also an Australian proprietary limited corporation. Global Business was organized under the law of the Province of Queensland, Australia in June 2003. Global Business does business under the name Easy Shopper Direct and is engaged in the business of selling consumer goods on-line and through published catalogs and its operations are located in the company's offices in Brisbane, Queensland, Australia. Prior to the company's acquisition of Global Business in June 2004, Global Business was owned by Maxwell Thomas, the company's chief executive officer and Michael Sullivan, a director of the company. Under terms of the acquisition agreement between the company and Mr. Thomas and Mr. Sullivan, the company acquired acquired Global Business for $1.00 Australian. Mr. Thomas and Mr. Sullivan acquired their ownership of Global Business in June of 2003 from a corporation, Aussie Watchdog Pty Ltd, which had operated that business since 2000. Mr. Thomas and Mr. Sullivan were the only owners of Aussie Watchdog, having started what eventually became the operations of Global Business in Aussie Watchdog in 2000. Global Business now is a wholly-owned subsidiary of the company.

            As part of this transaction, the company assumed debts which Travel Easy and Global Business owed. Such debt were debts Travel Easy and Global Business owed the company for operating expenses.

Item 8. Description of Securities

A. Common Stock

(1) Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available, therefore at such times and in such amounts as the Board of Directors of the company may from time to time determine.

ii. Voting Rights - the holders of the company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of Directors. All voting is non-cumulative, which means that the holders of fifty percent (50%) plus one of the shares voting for the election of the Directors can elect all the Directors. Because each share of the 1,000,000 issued and outstanding shares of preferred stock has 50 votes in each matter upon which shareholders may vote, Max Thomas, the Chief Executive Officer of the company, has effective voting control of the company on all matters including the election of directors. The Board of Directors may issue shares for consideration of previously authorized but un-issued common stock without future stockholder action.

iii. Liquidation Rights - upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the company available for distribution to such holders.

iv. Preemptive Rights - holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of common stock are currently subject to outstanding options, warrants or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - no sinking fund provisions exist.

viii. Further Liability For Calls - no shares of common stock are subject to further call or assessment by the issuer. The company has not issued stock options as of the date of this Registration Statement.

(2) Potential Liabilities of Common Stockholders to State and Local Authorities

      No material or potential liabilities are anticipated to be imposed on stockholders under State or local statutes.

      As of July 18, 2005 there were 25,548 shares of the company's authorized shares of common stock issued and outstanding.

      B. Preferred Stock

(1) Description of Rights and Liabilities of Preferred Stock

i. Divided Rights - the holders of outstanding shares of preferred stock are not entitled to receive dividends out of assets.

ii. Voting Rights - each holder of the company's preferred stock is entitled to fifty votes for each share held of record on all matters submitted to the vote of stockholders, including the election of Directors. All of such shares of prepaid stock are owned by Maxwell A. Thomas the CEO and CFO of the company All voting is non-cumulative, which means that the holder of fifty percent (50%) plus one of the shares voting for the election of the Directors can elect all the Directors. The Board of Directors may issue shares for consideration of previously authorized but un-issued preferred stock without future stockholder action and under conditions deemed appropriate by the board of directors.

iii. Liquidation Rights - upon liquidation, the holders of the preferred stock are not entitled to receive any dividend.

iv. Preemptive Rights - holders of preferred stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of preferred stock are currently subject to outstanding options, warrants or other convertible securities.

vi. Redemption Rights - no redemption rights exist for shares of preferred stock.

      As of July 18, 2005 there were 1,000,000 shares of the company's 10,000,000 authorized shares of preferred stock issued and outstanding. All such shares are held by Maxwell A. Thomas, the Chief Executive Officer and Chief Financial Officer of the company.

Debt Securities

      The company is not registering any debt securities, nor are any outstanding.

B. Other Securities To Be Registered

The company is not registering any security other than its common stock.

                                     Part II

Item 1. Market for Common Equity and Related Stockholder Matters

A. Market Information

(1) The common stock of the company is currently not trading.

(2) (i) There is currently no Common Stock that is subject to outstanding options or warrants to purchase or securities convertible into, the company's common stock.

      (ii) On June 30, 2004 there were 25,072,950 shares of the company's stock issued and outstanding, of which 757,950 shares are free trading or could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

      Rule 144 provides an exemption and permits the public resale of restricted or control securities if a number of conditions are met, including how long the securities are held, the way in which they are sold, and the amount that can be sold at any one time. A shareholder who wants to sell restricted or control securities to the public, must follow the conditions set forth in Rule 144. The rule is not the exclusive means for selling restricted or control securities, but provides a "safe harbor" exemption to sellers. The rule's five conditions are summarized as follows:

1. Holding Period. Before a shareholder may sell restricted securities in the marketplace, the shareholders must hold them for at least one year. The one-year period holding period begins when the securities were bought and fully paid for. The holding period only applies to restricted securities. Because securities acquired in the public market are not restricted, there is no holding period for an affiliate who purchases securities of the issuer in the marketplace. But an affiliate's resale is subject to the other conditions of the rule.

      Additional securities purchased from the issuer do not affect the holding period of previously purchased securities of the same class. If a shareholder purchased restricted securities from another non-affiliate, the shareholder can tack on that non-affiliate's holding period to the shareholder's holding period. For gifts made by an affiliate, the holding period begins when the affiliate acquired the securities and not on the date of the gift. In the case of a stock option, such as one an employee receives, the holding period always begins as of the date the option is exercised and not the date it is granted.

2. Adequate Current Information. There must be adequate current information about the issuer of the securities before the sale can be made. This generally means the issuer has complied with the periodic reporting requirements of the Securities Exchange Act of 1934.

3. Trading Volume Formula. After the one-year holding period, the number of shares a shareholder may sell during any three-month period can't exceed the greater of 1% of the outstanding shares of the same class being sold, or if the class is listed on a stock exchange or quoted on Nasdaq, the greater of 1% or the average reported weekly trading volume during the four weeks preceding the filing a notice of the sale on Form 144. Over-the-counter stocks, including those quoted on the OTC Bulletin Board and the Pink Sheets, can only be sold using the 1% measurement.

4. Ordinary Brokerage Transactions. The sales must be handled in all respects as routine trading transactions, and brokers may not receive more than a normal commission. Neither the seller nor the broker can solicit orders to buy the securities.

5. Filing Notice With the SEC. At the time a shareholder places the shareholder's order, the shareholder must file a notice with the SEC on Form 144 if the sale involves more than 500 shares or the aggregate dollar amount is greater than $10,000 in any three-month period. The sale must take place within three months of filing the Form and, if the securities have not been sold, you must file an amended notice.

      If a shareholder is not an affiliate of the issuer and has held restricted securities for two years, the shareholder can sell them without regard to the above conditions.

B. Holders

      As of July 18, 2005, the company had approximately 142 stockholders of record.

(5) Dividend Policy

      The company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the foreseeable future. The Board of Directors of the company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the company's earnings, financial condition, capital requirements and such other factors as the Board may deem relevant.

D. Reports to Shareholders

      The company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

Transfer Agent and Registrar

      The Transfer Agent for the shares of common voting stock of the company is Nevada Agency and Trust company, Reno, NV.

Item 2. Legal Proceedings

The company is not currently involved in any legal proceedings, nor does it have knowledge of any threatened litigation.

Item 3. Changes in and Disagreements with Accountant

      On or about April 1, 2004, the company's independent accountants, Forbush and Associates of Reno, Nevada, resigned as the company's auditors. Forbush and Associates resigned because they were not registered with the Public company Accounting Oversight Board and consequently its audit reports in connection with the company's financial statements could not be included in the company's filing with the Securities and Exchange Commission.

      Following the resignation of Forbush and Associates, on or about April 15, 2004, the company retained SF Partnership, LLP of Toronto, Canada to act as the company's principal independent accountants.

      Reports prepared by the company's principal accountant on the company's financial statements for the past two (2) years, have not contained an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows:

      1. The Independent Auditor's Report prepared by Forbush and Associates in connection with the company's financial statements as of December 31, 2003, 2002 and Inception to Date, contained the following statement:

      The accompanying financial statements have been presented assuming that the company will continue as a going concern. The company has suffered losses from operations and has raised minimal capital and has no long-term contracts related to its business plans, which raises doubt about its ability to continue as a going concern (See Note 7). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      During the most recent two (2) fiscal years, and any subsequent interim period, there have not been any disagreements with the company's former accountant on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make a reference to the subject matter of the disagreements in connection with its report.

      None of the following events have occurred within the company's two (2) most recent fiscal years, or in any subsequent interim period preceding the former accountant's replacement:

      (A) the company's accountant, or former accountant, having advised the company that the internal controls necessary for the company to develop reliable financial statements do not exist;

      (B) the company's accountant, or former accountant having, advised the company that information has come to the accountant's attention that has led it to no longer be able to rely on management's representations, or that has made it unwilling to be associated with the financial statements prepared by management;

      (C)(1) the company's accountant, or former accountant, having advised the registrant of the need to expand significantly the scope of its audit, or that information has come to the accountant's attention during the time period covered by Item 304(a)(1)(iv) of Regulation S-K, that if further investigated may (i) materially impact the fairness or reliability of either; a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements), or (ii) cause it to be unwilling to rely on management's representations or be associated with the registrant's financial statements, and (2) due to the accountant's resignation (due to audit scope limitations or otherwise) or dismissal, or for any other reason, the accountant did not so expand the scope of its audit or conduct such further investigation; or

      (D)(1) the company's accountant, or former accountant, having advised the company that information has come to the accountant's attention that it has concluded materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the accountant's satisfaction, would prevent it from rendering an unqualified audit report on those financial statements), and (2) due to the accountant's resignation, dismissal or declination stand for re-election, or for any other reason, the issue has not been resolved to the accountant's satisfaction prior to its resignation, dismissal or declination to stand for re-election.

Item 4. Recent Sale of Unregistered Securities

      On December 8, 2003, the company issued 22,000,000 shares of its common stock and 1,000,000 shares of preferred stock to Maxwell Thomas in connection with the acquisition of Maximum Awards Pty Ltd. Such shares were issued to Mr. Thomas as an agent for the shareholders of Maximum Awards Pty, Ltd. Such shares were later transferred into the names of the shareholders of Maximum Awards Pty, Ltd. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares. All the shareholders of Maximum Awards Pty, Ltd. are, and were at the time they received their shares identified in this paragraph, "accredited investors" as that term is defined in the Securities Act of 1933 and the rules promulgated by the Securities and Exchange Commission. Specifically, all such shareholders are, and were, persons who, on the basis of such factors as financial sophistication, net worth, knowledge, and experience in financial matters, or amount of assets under management qualifies as an accredited investor under Rule 215 prescribed by the Commission. Further, each of the shareholders of Maximum Awards Pty, Ltd. had sufficient information regarding the company and its financial condition prior to being issued shares the company's stock.

      The company has issued a total of 2,200,000 shares of its common stock as payment as a finders fee for the acquisition of Maximum Awards Pty Ltd. Such shares were issued in equal amounts of 1,100,000 to Kevin Murray and Mitchell Stough. Such shares shall be held by the company pending completion of the services and will be released to Kevin Murray and Mitchell Stough upon completion of filings for full reporting status. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares. Both Mr. Murray and Mr. Stough are, and were at the time they received their shares identified in this paragraph, "accredited investors" as that term is defined in the Securities Act of 1933 and the rules promulgated by the Securities and Exchange Commission. Specifically, all such shareholders are, and were, persons who, on the basis of such factors as financial sophistication, net worth, knowledge, and experience in financial matters, or amount of assets under management qualifies as an accredited investor under Rule 215 prescribed by the Commission. Further, Mr. Murray and Mr. Stough had sufficient information regarding the company and its financial condition prior to being issued shares the company's stock.

      On June 2, 2004, the company issued 15,000 shares of its common stock to Sharon Hooper in consideration for $5,000 in cash. Such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificate representing such shares bears a restrictive legend reflecting the limitations on future transfer of those shares. Ms. Hooper is, and was at the time she received her shares identified in this paragraph, an "accredited investor" as that term is defined in the Securities Act of 1933 and the rules promulgated by the Securities and Exchange Commission. Specifically, Ms. Hooper is, and was, a person who, on the basis of such factors as financial sophistication, net worth, knowledge, and experience in financial matters, or amount of assets under management qualifies as an accredited investor under Rule 215 prescribed by the Commission. Further, Ms. Hooper had sufficient information regarding the company and its financial condition prior to being issued shares the company's stock.

      On June 2, 2004, the company issued 100,000 shares of its common stock to D.J. Heriot in consideration for $50,000 in cash. Such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificate representing such shares bears a restrictive legend reflecting the limitations on future transfer of those shares. Mr. Heriot is, and was at the time he received his shares identified in this paragraph, an "accredited investor" as that term is defined in the Securities Act of 1933 and the rules promulgated by the Securities and Exchange Commission. Specifically, Mr. Heriot is, and was, a person who, on the basis of such factors as financial sophistication, net worth, knowledge, and experience in financial matters, or amount of assets under management qualifies as an accredited investor under Rule 215 prescribed by the Commission. Further, Ms. Heriot had sufficient information regarding the company and its financial condition prior to being issued shares the company's stock.

      During the three months ended September 30, 2004, the company issued 40,000 shares of its common stock to Wayne Stewart in consideration for $25,000 in cash and also issued 37,750 shares of its common stock to Mark Degenhart in consideration for $25,000 in cash. Such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificate representing such shares bears a restrictive legend reflecting the limitations on future transfer of those shares. Both shareholders were, at the time they received their shares identified in this paragraph, an "accredited investor" as that term is defined in the Securities Act of 1933 and the rules promulgated by the Securities and Exchange Commission. Specifically, the shareholders were persons, who, on the basis of such factors as financial sophistication, net worth, knowledge, and experience in financial matters, or amount of assets under management qualify as accredited investors under Rule 215 prescribed by the Commission. Further, both shareholders had sufficient information regarding the company and its financial condition prior to being issued shares the company's stock.

      During the three months ended December 31, 2004, the company issued 14,200 shares of its common stock to James Fallon in consideration for $7,100 in cash, 10,000 of its common stock to Alex Phylis in consideration for $5,000 in cash, 44,000 of its common stock to Nigel Martin in consideration for $22,000 in cash, and 90,000 of its common stock to Richard Stewart in consideration for $45,000 in cash. Such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificate representing such shares bears a restrictive legend reflecting the limitations on future transfer of those shares. All shareholders were, at the time they received their shares identified in this paragraph, an "accredited investor" as that term is defined in the Securities Act of 1933 and the rules promulgated by the Securities and Exchange Commission. Specifically, the shareholders were persons, who, on the basis of such factors as financial sophistication, net worth, knowledge, and experience in financial matters, or amount of assets under management qualify as accredited investors under Rule 215 prescribed by the Commission. Further, all shareholders had sufficient information regarding the company and its financial condition prior to being issued shares the company's stock.

      During the three months ended March, 2005, the company issued 40,000 shares of its common stock to John Stark in consideration for $20,000 in cash, 100,000 of its common stock to Starburg Investments in consideration for $50,000 in cash, and 100,000 of its common stock to Nicholas Bernhardt in consideration for $50,000 in cash. Such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificate representing such shares bears a restrictive legend reflecting the limitations on future transfer of those shares. All shareholders were, at the time they received their shares identified in this paragraph, an "accredited investor" as that term is defined in the Securities Act of 1933 and the rules promulgated by the Securities and Exchange Commission. Specifically, the shareholders were persons, who, on the basis of such factors as financial sophistication, net worth, knowledge, and experience in financial matters, or amount of assets under management qualify as accredited investors under Rule 215 prescribed by the Commission. Further, all shareholders had sufficient information regarding the company and its financial condition prior to being issued shares the company's stock

Item 5. Indemnification of Directors and Officers

      The Bylaws of the company provide for indemnification of its Directors, Officers and employees as follows: Every Director, Officer, or employee of the corporation shall be indemnified by the corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a Director, Officer, employee or agent of the corporation or is or was serving at the request of the corporation as a Director, Officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a Director, Officer, employee or agent at the time such expenses are incurred, except in such cases wherein the Director, Officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the corporation.

      The Bylaws of the company further states that the company shall provide to any person who is or was a Director, Officer, employee or agent of the corporation or is or was serving at the request of the corporation as a Director, Officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the company has yet to purchase any such insurance and has no plans to do so.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, Officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, Officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part F/S

Item 1. Financial Statements

                               MAXIMUM AWARDS INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                    CONTENTS

Report of Independent Registered Public Accounting Firm                     F-1

Consolidated Balance Sheets                                                 F-2

Consolidated Statements of Changes in Stockholders' Equity (Deficiency)     F-3

Consolidated Statements of Operations and Comprehensive Loss                F-4

Consolidated Statements of Cash Flows                                       F-5

Notes to Consolidated Financial Statements                            F-6 - F-21

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Maximum Awards Inc.

      We have audited the accompanying consolidated balance sheets of Maximum Awards Inc., as at December 31, 2003 and 2002 and the consolidated statements of changes in stockholders' equity (deficiency), operations and comprehensive loss and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maximum Awards Inc., as at December 31, 2003 and 2002 and the results of its operations and comprehensive loss, changes in its stockholders' equity (deficiency) and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

      As discussed in Note 12 to the accompanying consolidated financial statements, the Company has restated the consolidated balance sheets as at December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity (deficiency) and cash flows for the years ended December 31, 2003 and 2002.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company experienced operating losses since inception, has raised minimal capital and has no long-term contracts related to its business plans. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                "SF Partnership, LLP"

Toronto, Canada                                 CHARTERED ACCOUNTANTS
May 27, 2004 except as to note 12 which
is at September 3, 2004

MAXIMUM AWARDS INC.
Consolidated Balance Sheets
December 31, 2003 and 2002

                                                                                    2003            2002
                                                                              (Restated)      (Restated)
                                                                               (Note 12)       (Note 12)
                                                          ASSETS

Current
    Cash                                                                     $    15,763     $     1,576
    Cash held in escrow                                                            1,538           1,569
    Accounts receivable                                                           33,249           1,927
    Inventory                                                                      4,495              --
    Prepaid and sundry assets                                                     53,073             516
    Notes receivable (note 4)                                                         --          18,520
                                                                             ---------------------------

                                                                                 108,118          24,108

Furniture and Equipment (note 5)                                                   4,672           4,357
                                                                             ---------------------------

                                                                             $   112,790     $    28,465
                                                                             ---------------------------

                                                        LIABILITIES

Current
    Accounts payable and accrued charges                                     $    36,913     $    16,458
    Deferred membership fee income                                                 1,561          33,503
    Notes payable (note 6)                                                        29,662              --
    Liability for unredeemed points                                                1,538           1,569
                                                                             ---------------------------

                                                                                  69,674          51,530
                                                                             ---------------------------

                                                   STOCKHOLDERS' EQUITY
                                                       (DEFICIENCY)

Capital Stock (note 7)                                                            25,958             758

Additional Paid-In Capital                                                       219,290          27,367

Accumulated Other Comprehensive Loss                                             (54,462)         (1,795)

Accumulated Deficit                                                             (147,670)        (49,395)
                                                                             ---------------------------

                                                                                  43,116         (23,065)
                                                                             ---------------------------

                                                                             $   112,790     $    28,465
                                                                             ===========================

APPROVED ON BEHALF OF THE BOARD


     "Maxwell Thomas"                                "Michael Sullivan"
--------------------------                       --------------------------
        Director                                          Director

  (The accompanying notes are an integral part of these consolidated financial statements)

MAXIMUM AWARDS INC.
Consolidated Statements of Changes in Stockholders' Equity (Deficiency) Years Ended December 31, 2003 and 2002

                             Preferred Shares
                         ----------------------         Common Shares                      Accumulated
                                "Series A"        ------------------------   Additional          Other                        Total
                           Number                     Number                    Paid in  Comprehensive   Accumulated  Stockholders'
                         of Shares   Par Value      of Shares    Par Value      Capital           Loss       Deficit         Equity
                                                                (Restated)   (Restated)     (Restated)    (Restated)     (Restated)
                                                                 (note 12)    (note 12)      (note 12)     (note 12)      (note 12)
                         ----------------------------------------------------------------------------------------------------------
Balance, January 1,
   2002                  1,000,000   $    1,000     4,957,950   $   24,958   $    2,167    $       --     $       --     $   28,125

Foreign exchange on
  translation                   --           --            --           --           --        (1,795)            --         (1,795)

Net Loss                        --           --            --           --           --            --        (49,395)       (49,395)
                         ----------------------------------------------------------------------------------------------------------

Balance, December 31,
  2002                   1,000,000   $    1,000    24,957,950   $   24,958   $    2,167    $   (1,795)    $  (49,395)    $  (23,065)
                         ==========================================================================================================

Balance, January 1,
  2003                   1,000,000   $    1,000    24,957,950   $   24,958   $    2,167    $   (1,795)    $  (49,395)    $  (23,065)

Capital contributed by
  shareholder of
  Maximum Awards Pty            --           --            --           --      179,523            --             --        179,523

Pooling of Global
  Business Pty Ltd.'s
  equity                        --           --            --           --       37,600            --             --         37,600

Foreign exchange on
  translation                   --           --            --           --           --       (52,667)            --        (52,667)

Net Loss                        --           --            --           --           --            --        (98,275)       (98,275)
                         ----------------------------------------------------------------------------------------------------------

Balance, December 31,
  2003                   1,000,000   $    1,000    24,957,950   $   24,958   $  219,290    $  (54,462)    $ (147,670)    $   43,116
                         ==========================================================================================================

  (The accompanying notes are an integral part of these consolidated financial statements)

MAXIMUM AWARDS INC.
Consolidated Statements of Operations and Comprehensive Loss
Years Ended December 31, 2003 and 2002

                                                        2003               2002
                                                    Restated           Restated
                                                   Note (12)          Note (12)

Revenue                                         $    231,470       $     20,888

Cost of Sales                                         67,861                 --
                                                -------------------------------

Gross Profit                                         163,609             20,888
                                                -------------------------------

Expenses
    General and administrative                       257,230             69,799
    Depreciation                                       1,237                484
                                                -------------------------------

                                                     258,467             70,283
                                                -------------------------------

Loss from Operations                                 (94,858)           (49,395)

Income Tax Expense                                     3,417                 --
                                                -------------------------------

Net Loss                                             (98,275)           (49,395)
                                                ===============================

Foreign Currency Translation Adjustment              (52,667)            (1,795)
                                                -------------------------------

Comprehensive Loss                              $   (150,942)      $    (51,190)
                                                ===============================

Basic and Fully Diluted Loss per Share          $     (0.004)      $     (0.002)
                                                ===============================

Basic and Fully Diluted Weighted Average
  Number of Shares                              $ 24,263,163       $ 24,200,000
                                                ===============================

  (The accompanying notes are an integral part of these consolidated financial statements)

MAXIMUM AWARDS INC.
Consolidated Statements of Cash Flows
Years Ended December 31, 2003 and 2002

                                                                         2003              2002
                                                                     Restated          Restated
                                                                    Note (12)         Note (12)
Cash Flows from Operating Activities
    Net loss                                                     $    (98,275)     $    (49,395)
    Adjustments to reconcile net loss to net cash used in
       operating activities
       Depreciation                                                     1,237               484
       Accounts receivable                                            (26,500)           (1,927)
       Prepaid and sundry assets                                      (45,257)             (516)
       Inventory                                                       (3,884)               --
       Accounts payable and accrued charges                            12,882            16,458
       Deferred membership fee income                                 (37,348)           33,503
       Liability for unredeemed points                                   (483)            1,569
                                                                 ------------------------------

                                                                     (197,628)              176
                                                                 ------------------------------

Cash Flows from Investing Activities
    Proceeds from notes receivable                                     21,391           (18,520)
    Purchase of equipment                                              (1,552)           (4,841)
                                                                 ------------------------------

                                                                       19,839           (23,361)
                                                                 ------------------------------

Cash Flows from Financing Activities
    Proceeds from notes payable                                        25,626                --
    Proceeds from additional paid in capital                          157,628            28,125
                                                                 ------------------------------

                                                                      183,254            28,125
                                                                 ------------------------------

Net Increase in Cash                                                    5,465             4,940

Foreign Exchange on Cash Balances                                       8,691            (1,795)

Cash - beginning of  year                                               3,145                --
                                                                 ------------------------------

Cash - end of year                                               $     17,301      $      3,145
                                                                 ==============================

Cash is represented by the following:
    Cash                                                         $     15,763      $      1,576
    Cash held in escrow                                                 1,538             1,569
                                                                 ------------------------------

                                                                 $     17,301      $      3,145
                                                                 ==============================

  (The accompanying notes are an integral part of these consolidated financial statements)

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

1.    Operations and Business

      Maximum Awards, Inc, formerly known as Rising Fortune Incorporated ("the Company"), was incorporated in the State of Nevada on March 7, 1995. The Company was inactive between 1996 and 2000. In 2000 the Company entered into an agreement to distribute product. However, the agreement never materialized and the Company continued to remain inactive until November 18, 2003. On November 19, 2003, the Company amended its Articles of Incorporation to change its name to Maximum Awards Inc.

      On December 9, 2003, the Company entered into a definitive Share Exchange Agreement (the "Agreement") with Maximum Awards (Pty) Limited, an Australian corporation operating a consumer rewards program, whereby the Company acquired all of the issued and outstanding shares of the Subsidiary in exchange for 22,000,000 common shares and 1,000,000 preferred shares Series "A" of the Company. The preferred shares Series "A" are non-participating, but each share is entitled to 50 votes in a general meeting. In addition, the Company issued 2,200,000 common shares as a finder's fee for assistance in the acquisition of the Subsidiary. As a result of the Agreement, the shareholder of Maximum Awards (Pty) Limited controls 96% of the Company. While the Company is the legal parent, as a result of the reverse takeover, Maximum Awards (Pty) Limited became the parent company for accounting purposes.

      On June 1, 2004, the Company, through its subsidiary, Maximum Awards Pty Ltd, acquired 100% of the issued and outstanding share capital of both Global Business Group Australia Pty Ltd ("Global Business") and Travel Easy Holidays Pty Ltd ("Travel Easy") from the directors of the respective companies for $1.00. Global Business and Travel Easy are controlled by the same shareholder, who controls the Company and Maximum Awards Pty Ltd. As such, this transfer of equity interests between common controlled entities is accounted for as a recapitalization of the company. The assets, liabilities, income and expenses of Global Business and Travel Easy have been brought forward on a historical basis in these restated financial statements of the Company. The equity of Global Business and Travel Easy have been brought forward on a historical basis and included in additional paid in capital of the Company.

      The Company currently operates a loyalty and rewards program known as Maximum Awards. Under this program, consumers earn points by purchasing products and services from a range offered by the Company's subsidiaries, Global Business and Travel Easy, or program partners. Accumulated points then can be redeemed in order to acquire additional desired products or services from the same list of such items offered by the Company's subsidiaries.

      The Company's subsidiary, Global Business, maintains a catalogue of available goods and services which a member can purchase, or acquire through the redemption of points. Travel Easy is a licensed travel agency which services the public and also allows members to purchase travel services or redeem points for airline tickets or travel packages.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

2.    Going Concern

      These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

      The Company has sustained operating losses since inception, has raised minimal capital and has no long-term contracts related to its business plans. The Company's continuation as a going concern is uncertain and dependant on successfully bringing its services to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services. Though the business plan indicates profitable operation in the coming year, these profits are contingent on completing and fulfilling contracts with various providers of goods and services throughout the world to provide the company with a cashflow to sustain operations. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services.

      The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

3.    Summary of Significant Accounting Policies

      a)    Basis of Financial Statement Presentation

            These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

3.    Summary of Significant Accounting Policies (cont'd)

      b)    Basis of Consolidation

            The merger of the Company and Maximum Awards (Pty) Limited has been recorded as the recapitalization of the Company, with the net assets of Maximum Awards (Pty) Limited and the Company brought forward at their historical basis. The intention of the management of Maximum Awards (Pty) Limited was to acquire the Company as a shell company to be listed on the OTC Bulletin Board. Management does not intend to pursue the business of the Company. As such, accounting for the merger as the recapitalization of the Company is deemed appropriate.

            As mentioned in Note 1, these consolidated financial statements include the assets, liabilities, equity, income and expenses of Global Business and Travel Easy brought forward on a historical basis.

            The comparative figures presented in these consolidated financial statements are those of the legal subsidiary, Maximum Awards (Pty) Limited, Travel Easy and Global Business.

            The weighted average and total number of shares outstanding have been retroactively restated for each period to reflect the number of shares issued to shareholders of the subsidiary at acquisition.

      c)    Unit of Measurement

            United States of America currency is being used as the unit of measurement in these financial statements.

      d)    Use of Estimates

            In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      e)    Inventory

            Inventory consists of goods purchased for resale. Inventory is stated at the lower of cost (first-in, first-out method) and net realizable value.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

3.    Summary of Significant Accounting Policies (cont'd)

      f)    Revenue Recognition

            Consumer Reward Points Program

            Membership fee revenue represents annual membership fees paid by all of the Company's members. The Company accounts for membership fee income on a "deferred basis" whereby membership fee income is recognized ratably over the one-year life of the membership.

            The Company recognizes commission income from a participating vendor when the consumer has earned points from their purchases.

            Travel Agency

            The Company earns commission revenues from ticket sales and reports this revenue in accordance with Emerging Issues Task Force ("EITF") Issue No.99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent". The Company is an agent and not the primary obligor, and accordingly the amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two.

            Online Shopping

            The company recognizes revenue from product sales or services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectibility is reasonably assured. Additionally, revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meets the following criteria:

            (1) the delivered item has value to the customer on a standalone basis;
            (2) there is objective and reliable evidence of the fair value of undelivered items; and
            (3) delivery of any undelivered item is probable.

            Product sales, net of promotional discounts, rebates, and return allowances, are recorded when the products are shipped and title passes to customers. Retail items sold to customers are made pursuant to a sales contract that provides for transfer of both title and risk of loss upon the company's delivery to the carrier. The return policy allows customers to exchange product within 7 days.

            The company periodically provides incentive offers to it's customers to encourage purchases. Such offers include current discount offers, such as percentage discounts off current purchases, inducement offers, such as offers for future discounts subject to a minimum current purchase, and other similar offers. Current discount offers, when accepted by the customers, are treated as a reduction to the purchase price of the related transaction, while inducement offers, when accepted by the customers, are treated as a reduction to purchase price based on estimated future redemption rates. Redemption rates are estimated using the company's historical experience for similar inducement offers. Current discount offers and inducement offers are presented as a net amount in "Net sales."

            Outbound shipping charges to customers are included in net sales.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

3.    Summary of Significant Accounting Policies (cont'd)

      g)    Consumer Reward Points Program

            The Company's consumer reward points program allows members to earn points that can be redeemed for a broad range of travel and retail merchandise. The Company makes payments from the escrow account on reward redemptions when members redeem their points and establishes reserves to cover the cost of future reward redemptions. The provision for the cost of member rewards is based upon points awarded that are ultimately expected to be redeemed by members using the current weighted-average cost per point of redemption. The ultimate points to be redeemed are estimated based on many factors, including a review of past behaviour of members segmented by product, year of enrolment in the program; spend level and duration in the program. Past behaviour is used to predict when current enrollees will attrite and their ultimate redemption rate. In addition, the cumulative balance sheet liability for unredeemed points is adjusted over time based on actual redemption and cost experience with respect to redemptions.

      h)    Foreign Currency Translation

            The Company accounts for foreign currency translation pursuant to SFAS No. 52, "Foreign Currency Translation". The company's functional currency is the Australian dollar. All assets and liabilities are translated into U.S. dollars using the current exchange rate. Revenues and expenses are translated using the average exchange rates prevailing throughout the year. Translation adjustments are included in other comprehensive income for the period.

      i)    Fair Value of Financial Instruments

            The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair value. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. At December 31, 2003 and 2002, the carrying amounts of cash, accounts receivable, notes receivable, accounts payable and accrued charges, and notes payable approximate their fair values due to the short-term maturities of these instruments.

      j)    Furniture and Equipment

            Furniture and equipment is stated at cost. Depreciation, based on the estimated useful lives of the assets, is provided using the undernoted annual rates and methods:

                  Furniture and equipment 20% Declining balance

            Additions during the year are depreciated at half the normal rate.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

3.    Summary of Significant Accounting Policies (cont'd)

      k)    Impairment of Long-Lived Assets

            In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets to be held and used are analysed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value of asset less cost to sell. As described in
            Note 2, the long-lived assets have been valued on a going concern basis. However, substantial doubt exists as to the ability of the Company to continue as a going concern. If the Company ceases operations, the asset values may be materially impaired.

      l)    Income Taxes

            The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

      m)    Stock Based Compensation

            In accordance with SFAS No. 123 "Accounting for Stock-Based Compensation", the Company enters into transactions in which goods or services are the consideration received for the issuance of equity instruments. The value of these transactions are measured and accounted for, based on the fair value of the equity instrument issued or the value of the services, whichever is more reliably measurable. The services are expensed in the periods during which the services are rendered.

      n)    Net Loss per Common Share

            The Company calculates net loss per share based on SFAS No. 128, "Earnings Per Share". Basic loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of common shares outstanding. Fully diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

            The common shares outstanding for 2002 have been calculated by using the number of shares issued by the legal parent for the reverse take over mentioned in Note 1.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

3.    Summary of Significant Accounting Policies (cont'd)

      o)    Comprehensive Income

            The Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is presented in the statements of changes in stockholders' equity, and consists of net loss and unrealised gains (losses) on available for sale marketable securities; foreign currency translation adjustments and changes in market value of future contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS 87. SFAS No. 130 requires only additional disclosures in the financial statements and does not affect the Company's financial position or results of operations.

      p)    Concentration of Credit Risk

            SFAS No. 105, "Disclosure of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk", requires disclosure of any significant off-balance sheet risk and credit risk concentration. The Company does not have significant off-balance sheet risk or credit concentration. The Company maintains cash with major Australian financial institutions.

            The Company provides credit to its clients in the normal course of its operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses which, once they materialize, are consistent with management's forecasts.

            For other debts, the Company determines, on a continuing basis, the probable losses and sets up a provision for losses based on the estimated realizable value.

            Concentration of credit risk arises when a group of clients having a similar characteristic such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions. The Company does not have any significant risk with respect to a single client.

      q)    Segment Reporting

            SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the manner in which public enterprises report segment information about operating segments. The Company has determined that its operations primarily involve three reportable segments based on the companies being consolidated: Maximum Awards Inc. - a consumer rewards program; Travel Easy Holidays Pty Ltd. - a travel agency; and Global Business Group Pty Ltd. - an online shopping business.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

3.    Summary of Significant Accounting Policies (cont'd)

      r)    Recent Accounting Pronouncements

            In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). The FASB issued a revised FIN 46 in December 2003 which modifies and clarifies various aspects of the original interpretations. A Variable Interest Entity ("VIE") is created when
            (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (ii) equity holders either
            (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE, pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses of the VIE is considered the primary beneficiary and must consolidate the VIE. For VIEs created before January 31, 2003, FIN 46 was deferred to the end of the first interim or annual period ending after March 15, 2004. The adoption of FIN 46 did not have a material impact on the financial position or results of operations of the Company.

            In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity" ("SFAS No. 150"). This standard requires issuers to classify as liabilities the following three types of freestanding financial instruments: (1) mandatory redeemable financial instruments, (2) obligations to repurchase the issuer's equity shares by transferring assets; and
            (3) certain obligations to issue a variable number of shares. The Company adopted SFAS No. 150 effective July 1, 2003. The adoption of SFAS No. 150 did not have a material impact on the financial position or results of operations of the Company.

            In December 2003, the SEC issued Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition" which supersedes SAB 101, "Revenue Recognition in Financial Statements." SAB 104's primary purpose is to rescind the accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21. The Company adopted the provisions of this statement and it did not have a material impact on the financial position or results of the Company.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

4.    Notes Receivable

                                                             2003        2002

      Notes receivable from companies controlled by a director of the Company:

        Aussie Watchdog (Pty) Ltd.                        $    --     $ 5,301

      Notes receivable from directors of the Company:

        Maxwell Thomas                                         --      13,219
                                                          -------------------

                                                          $    --     $18,520
                                                          ===================

      The notes receivable are non-interest bearing and have no specified terms of repayment. These notes were repaid in the 2003 year end.

5.    Furniture and Equipment

                                                                        2003                                2002
                                                                 Accumulated                         Accumulated
                                                      Cost      Depreciation              Cost      Depreciation
                                                ----------------------------------------------------------------
      Office furniture and equipment            $    6,393        $    1,721        $    4,841        $      484
                                                ----------------------------------------------------------------

      Net carrying amount                                         $    4,672                           $   4,357
                                                                  ----------                           ---------

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

6.    Notes Payable

                                                             2003           2002

      Notes payable to companies controlled by a director of the Company:

        Aussie Watchdog                                 $     453      $      --

      Notes payable to directors of the Company:

        Maxwell Thomas                                      1,386             --
        Michael Sullivan                                      457             --

      Notes payable to unrelated parties:

        A & D Bushell                                      19,359             --
        K & L Krueger                                       8,007             --
                                                        ------------------------

                                                        $  29,662      $      --
                                                        ========================

      The notes payable are non-interest bearing, unsecured and have no specified terms of repayment. Starting January 1, 2004, the notes will bear interest at 6% per annum.

      The funds received from these notes were utilized in the general working capital of the Company.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

7.    Capital Stock

        Authorized
           100,000,000  Common shares, par value of $0.001 per share
            10,000,000  Preferred shares, Series "A", par value of $0.001 per share, non- participating, voting rights of 50 votes per share

                                                                              2003           2002

        Issued
            24,957,950  Common shares (2002 -757,950)                    $  24,958      $     758
             1,000,000  Preferred shares, Series "A" (2002 - nil)            1,000             --
                                                                         ------------------------

                                                                         $  25,958      $     758
                                                                         ========================

      The Company was incorporated in Nevada on March 7, 1996 having an authorized share capital of 25,000,000 common stock with a par value of $0.001 per share.

      On November 19, 2003, the Company amended its authorized share capital to increase the number of its authorized common shares to 100,000,000 common shares and to create 10,000,000 preferred shares with a par value of $0.001 per share. The rights of the preferred shares are to be determined at the discretion of the directors.

      On December 5, 2003, the board of directors designated 1,000,000 Series "A" preferred shares. The Series "A" preferred shares are non-participating but carry 50 votes per share at a general meeting. The remaining 9,000,000 preferred shares have not as yet been designated.

      During the year 2003, the shareholder of Maximum Awards Pty Ltd. contributed $179,523 to fund operating expenses. The amount was recorded in equity of the legal subsidiary, Maximum Awards Pty Ltd., and it has been reflected as additional paid in capital upon consolidation.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

8.    Segmented Information

                                                           2003            2002

      Revenues by Segment:

        Maximum Awards - consumer rewards program     $  53,566       $   8,056
        Travel Easy - travel agency                     117,845          12,832
        Global Business - online shopping                60,059              --
                                                      -------------------------

      Consolidated revenues                           $ 231,470       $  20,888
                                                      =========================

      Operating Earnings (Loss) by Segment:

        Maximum Awards - consumer rewards program     $ (56,417)      $ (35,921)
        Travel Easy - travel agency                       7,934         (13,474)
        Global Business - online shopping               (46,375)             --
                                                      -------------------------

      Consolidated operating loss                     $ (94,858)      $ (49,395)
                                                      =========================

      Gross Assets by Segment:

        Maximum Awards - consumer rewards program     $  66,587       $  48,387
        Travel Easy - travel agency                      36,745           3,143
        Global Business - online shopping                 9,458              --
                                                      -------------------------

      Consolidated Gross Assets                       $ 112,790       $  51,530
                                                      =========================

      Total Liabilities by Segment:

        Maximum Awards - consumer rewards program     $  44,129       $  48,387
        Travel Easy - travel agency                       6,052           3,143
        Global Business - online shopping                18,493              --
                                                      -------------------------

      Consolidated Total Liabilities                  $  68,674       $  51,530
                                                      =========================

      Geographical information is not presented as the Company's consolidated operations occur in Australia.

      The Company does not earn any significant revenues from a single customer.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

9.    Income Taxes

      The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". This Standard prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates.

      Under SFAS No. 109 income taxes are recognized for the following: a) amount of tax payable for the current year, and b) deferred tax liabilities and assets for future tax consequences of events that have been recognized differently in the financial statements than for tax purposes.

      The Company's current income taxes are as follows:

                                                        2003             2002

      Expected income tax recovery at the
        statutory rate of 34%                       $(32,252)        $(16,794)
      Australian income taxes                          3,417               --
      Valuation allowance                             32,252           16,794
                                                    -------------------------

      Current income taxes                          $  3,417         $     --
                                                    =========================

      The Company has deferred income tax assets as follows:

                                                        2003             2002

      Loss carry-forwards                           $ 49,046         $ 16,794
      Valuation allowance                            (49,046)         (16,794)
                                                    -------------------------

                                                    $     --         $     --
                                                    =========================

      As of December 31, 2003, the Company had net operating loss carryforwards for income tax reporting purposes of approximately $143,000 that may be offset against future taxable income indefinitely. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs or a change in the nature of the business. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements as the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

10.   Related Party Transactions

      The following table summarizes the Company's related party transactions, that occurred in the normal course of operations for the year, measured at the exchange amount:

                                                                                    2003             2002
      At the end of the year, the advances due to and (from) related entities are as follows:

        Included in Notes Receivable - amounts due from directors and
        companies controlled by directors of the Company                        $     --         $ 18,520
                                                                                =========================

        Included in Notes Payable - amounts due to directors and
        companies controlled by directors of the Company                        $  2,296         $     --
                                                                                =========================

11.   Commitments and Contingencies

      The Company is committed to a lease obligation expiring in December 2006. Future minimum annual payments (exclusive of taxes, insurance and maintenance costs) under these leases are as follows:

                              2004                  $  40,021
                              2005                     40,021
                              2006                     40,021
                                                    ---------

                                                    $ 120,063
                                                    ---------

      Rent expense for the years ended December 31, 2003 and 2002 was $11,432 and $6,223 respectively.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

12.   Restatement of Financial Statements

      The Company's financial statements were audited on January 24, 2004 by Forbush and Associates, then by SF Partnership LLP on May 27, 2004 and September 3, 2004.

      Subsequent to the issuance of the audit report dated May 27, 2004, the company purchased two subsidiaries for a nominal amount which resulted in an exchange of equity interests between entities under common control. This business combination was recorded as a capitalization of the company which necessitated having to retroactively restate the results of operations and financial position for the periods presented as if the transaction had occurred at the beginning of the period.

      In the previous audit reports issued, the Company was considered in the development stage. As these restated consolidated financial statements include three operating segments; and planned principal operations have commenced in at least one of those segments, the Company is no longer considered in the development stage.

                     2002 Year Ended Stated in U.S. Dollars

------------------------------------------------------------------------------------------------------------------------------
                         Audit Report Dated    Adjustment         Audit Report Dated    Adjustment        Audit Report Dated
                          January 24, 2004        (a)                May 27, 2004          (b)             September 3, 2004
------------------------------------------------------------------------------------------------------------------------------
Total assets                   10,699            (963)                   9,736            18,729                28,465
------------------------------------------------------------------------------------------------------------------------------
Total Liabilities              22,207           (8,736)                 13,471            38,059                51,530
------------------------------------------------------------------------------------------------------------------------------
Capital Stock                   758                0                      758               0                     758
------------------------------------------------------------------------------------------------------------------------------
Additional Paid in               0                 0                       0              27,367                27,367
Capital
------------------------------------------------------------------------------------------------------------------------------
Accumulated Other                0               (132)                   (132)           (1,663)                (1,795)
Comprehensive Loss
------------------------------------------------------------------------------------------------------------------------------
Accumulated Deficit           (12,266)           7,905                  (4,361)          (45,034)              (49,395)
------------------------------------------------------------------------------------------------------------------------------
Revenues                       42,040           (1,667)                 40,373           (19,485)               20,888
------------------------------------------------------------------------------------------------------------------------------
Expenses                       53,548           (9,571)                 43,977            26,306                70,283
------------------------------------------------------------------------------------------------------------------------------
Net Loss                      (11,508)           7,904                  (3,604)          (45,791)              (49,395)
------------------------------------------------------------------------------------------------------------------------------
Foreign Currency                 0                 0                       0             (1,795)                (1,795)
Translation Adjustment
------------------------------------------------------------------------------------------------------------------------------
Comprehensive Loss               0                 0                       0             (51,190)              (51,190)
------------------------------------------------------------------------------------------------------------------------------
Basic and Fully                  0                 0                       0                0                   (0.002)
Diluted Loss per Share
------------------------------------------------------------------------------------------------------------------------------

      The adjustments in column (a) reflect the correction of the foreign exchange rate applied to account balances; the restatement of liabilities to reflect the foreign exchange adjustment, removal of an accrual for services that had not been incurred in the period and adjustments to the tax credit receivable. The foreign exchange translation amount for 2002 was incorrectly grouped with expenses and has been reclassified as comprehensive loss.

      The adjustments in column (b) arise from the combination of Travel Easy and Global Business as a recapitalization of the company and the reclassification of the legal parent's deficit as a result of the recapitalization from the reverse takeover mentioned in Note 1.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

12. Restatement of Financial Statements (cont'd)

                      2003 Year Ended Stated in US Dollars

-------------------------------------------------------------------------------------------------------------------------------
                       Audit Report Dated  Adjustment               Audit Report    Adjustment             Audit Report Dated
                        January 24, 2004      (c)                Dated May 27, 2004    (d)                  September 3, 2004
-------------------------------------------------------------------------------------------------------------------------------
Total Assets                 247,650         1,957                    249,607       (136,817)                    112,790
-------------------------------------------------------------------------------------------------------------------------------
Total Liabilities            139,158          465                     139,623        (69,949)                    69,674
-------------------------------------------------------------------------------------------------------------------------------
Capital Stock                25,958            0                       25,958           0                        25,958
-------------------------------------------------------------------------------------------------------------------------------
Additional Paid in           153,722          601                     154,323         64,967                     219,290
Capital
-------------------------------------------------------------------------------------------------------------------------------
Accumulated Other               0           (10,171)                  (10,171)       (44,291)                   (54,462)
Comprehensive Loss
-------------------------------------------------------------------------------------------------------------------------------
Accumulated Deficit         (71,188)         11,062                   (60,126)       (87,544)                   (147,670)
-------------------------------------------------------------------------------------------------------------------------------
Revenues                     19,019         (2,801)                    16,218        215,252                     231,470
-------------------------------------------------------------------------------------------------------------------------------
Expenses                     77,941         (5,958)                    71,983        257,762                     329,745
-------------------------------------------------------------------------------------------------------------------------------
Net Loss                    (58,922)          3157                    (55,765)       (42,510)                   (98,275)
-------------------------------------------------------------------------------------------------------------------------------
Foreign Currency                0              0                         0           (52,667)                   (52,667)
Translation Adjustment
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive Loss              0              0                         0          (150,942)                   (150,942)
-------------------------------------------------------------------------------------------------------------------------------
Basic and Fully                 0              0                         0              0                        (0.004)
Diluted Loss per Share
-------------------------------------------------------------------------------------------------------------------------------

      The adjustments in column (c) reflect the correction of the foreign exchange rate applied to account balances and the reclassification of the comprehensive loss.

      The adjustments in column (d) arise from the combination of Travel Easy and Global Business as a capitalization of the company as mentioned in
      Note 1 and the effect of the adjustments arising from the prior years restatement.

13.   Supplemental Disclosure of Cash Flow Information:

      The Company had no cash flows from interest paid or income taxes paid for the years ended December 31, 2003 and 2002.

                                                          2003             2002
      Supplemental Disclosure of Non-Cash Transactions:

      Foreign currency translation adjustment         $(52,667)        $ (1,795)
                                                      ========         ========

                               MAXIMUM AWARDS INC.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                         SIX MONTHS ENDED JUNE 30, 2004
                                AND JUNE 30, 2003

                                    UNAUDITED

                                    CONTENTS

Report of Independent Registered Public Accounting Firm                     F-22

Consolidated Balance Sheets                                                 F-23

Consolidated Statements of Operations                                       F-24

Consolidated Statements of Cash Flows                                       F-25

Notes to Consolidated Financial Statements                           F-26 - F-38

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Maximum Awards Inc.

      We have reviewed the accompanying consolidated balance sheets of Maximum Awards Inc., as at June 30, 2004 and the related consolidated statements of operations for the six-month periods ended June 30, 2004 and 2003 and three-month periods ended June 30, 2004 and 2003 and the consolidated statements of cash flows for the six-month periods ended June 30, 2004 and 2003. These interim financial statements are the responsibility of the Company's management.

      We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

      Based on our review, we are not aware of any material modifications that should be made to the consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

      We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Maximum Awards Inc. as at December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficiency), and cash flows for the years then ended [not presented herein], and in our report dated May 27, 2004 and September 3, 2004 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.


                                                "SF Partnership, LLP"

Toronto, Canada                                 CHARTERED ACCOUNTANTS
October 7, 2004

MAXIMUM AWARDS INC.
Consolidated Balance Sheets
June 30, 2004 and December 31, 2003
Unaudited

                                                                    June        December
                                                                    2004            2003
                                                                              (Restated)
                                                                               (Note 12)
                                     ASSETS
Current
    Cash                                                       $   9,631       $  15,763
    Cash held in Escrow                                            1,258           1,538
    Accounts receivable                                           71,416          33,249
    Inventory                                                      4,155           4,495
    Prepaid and sundry assets                                         --          53,073
                                                               -------------------------

                                                                  86,460         108,118

Furniture and Equipment (note 4)                                   5,340           4,672
                                                               -------------------------

                                                               $  91,800       $ 112,790
                                                               =========================

                                   LIABILITIES

Current
    Accounts payable and accrued charges                       $  69,141       $  36,913
    Deferred membership fee income                                   213           1,561
    Notes Payable (note 5)                                        54,508          29,662
    Loans payable (note 6)                                        71,136              --
    Liability for Unredeemed Points                                1,258           1,538
                                                               -------------------------

                                                                 196,256          69,674
                                                               -------------------------

                        STOCKHOLDERS' EQUITY (DEFICIENCY)

Capital Stock (note 7)                                            26,073          25,958

Additional Paid-In Capital                                       274,175         219,290

Accumulated Other Comprehensive Loss                             (52,184)        (54,462)

Accumulated Deficit                                             (352,520)       (147,670)
                                                               -------------------------

                                                                (104,456)         43,116
                                                               -------------------------

                                                               $  91,800       $ 112,790
                                                               =========================

   (The accompanying notes are an integral part of these consolidated interim financial statements

MAXIMUM AWARDS INC.
Consolidated Statements of Operations
Three Months Ended June 30, 2004 and 2003 And Six Months ended June 30, 2004 and 2003 Unaudited

                                           Three             Three              Six               Six
                                          Months            Months           Months            Months
                                        June 30,          June 30,         June 30,          June 30,
                                            2004              2003             2004              2003
Revenue                                   93,403            66,398          124,499           105,051

Cost of Sales                             21,097                --           37,126                --
                                     ----------------------------------------------------------------

Gross Profit                              72,306            66,398           87,373           105,051
                                     ----------------------------------------------------------------

Expenses
    Amortization                             303               282              545               542
    General and Administration            53,891            38,454          202,386            93,348
    Legal and Professional fees           15,000                --           83,073                --
    Interest                                 658                --            1,742                --
                                     ----------------------------------------------------------------

    Total                                 69,852            38,736          287,746            93,890
                                     ----------------------------------------------------------------

Income (Loss) before  tax                  2,454            27,662         (200,373)           11,161

    Tax Expense                            4,478             3,356            4,478             3,356
                                     ----------------------------------------------------------------

Net Income/(Loss)                         (2,024)           24,306         (204,851)            7,805
                                     ----------------------------------------------------------------

Basic and fully diluted
Income/(Loss) per share              $      0.00       $      0.00      $      0.00       $      0.00
                                     ----------------------------------------------------------------

Basic and Fully Diluted
Weighted Average
 Number of Shares                     24,996,283        24,200,000       24,977,116        24,200,000
                                     ----------------------------------------------------------------

   (The accompanying notes are an integral part of these consolidated interim financial statements)

MAXIMUM AWARDS INC.
Consolidated Statements of Cash Flows
Six Months Ended June 30, 2004 and June 30, 2003
Unaudited

                                                             June 30        June  30
                                                               2004           2003
                                                               ----           ----
Cash Flows from Operating Activities
    Net (loss) income                                       $(204,851)      $   7,805
    Adjustments to reconcile net (loss) income  to net
       cash used in operating activities
       Amortization                                               545             542
       Accounts receivable                                    (43,323)        (34,478)
       Prepaid and sundry assets                               52,254             559
       Liability for unredeemed points                           (174)           (354)
       Accounts payable and accrued charges                    37,293           2,033
       Deferred membership fee income                          (1,310)        (18,082)
                                                            -------------------------

                                                             (159,566)        (41,975)
                                                            -------------------------

Cash Flows from Investing Activities
    Proceeds from notes receivable                                 --          20,084
    Purchase of equipment                                      (1,213)           (140)
                                                            -------------------------

                                                               (1,213)         19,944
                                                            -------------------------

Cash Flows from Financing Activities
    Proceeds from notes payable                                28,848          33,200
    Proceeds from loans payable                                71,136              --
    Proceeds from additional paid in capital                   53,445              --
    Proceeds from issuance of  capital stock                      115              --
                                                            -------------------------

                                                              153,544          33,200
                                                            -------------------------

Net Increase in Cash                                           (7,235)         11,169

Foreign exchange on cash balances                                 823           2,335

Cash - beginning of  period/year                               17,301           3,145
                                                            -------------------------

Cash - end of period / year                                 $  10,889       $  16,649
                                                            =========================

Cash                                                        $   9,631       $  15,167

Cash held in Escrow                                             1,258           1,482
                                                            -------------------------

Total Cash                                                  $  10,889       $  16,649
                                                            -------------------------

   (The accompanying notes are an integral part of these consolidated interim financial statements)

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited

1.    Operations and Business

      Maximum Awards, Inc, formerly known as Rising Fortune Incorporated ("the Company"), was incorporated in the State of Nevada on March 7, 1995. The Company was inactive between 1996 and 2000. In 2000 the Company entered into an agreement to distribute product. However, the agreement never materialized and the Company continued to remain inactive until November 18, 2003. On November 19, 2003, the Company amended its Articles of Incorporation to change its name to Maximum Awards Inc.

      On December 9, 2003, the Company entered into a definitive Share Exchange Agreement (the "Agreement") with Maximum Awards (Pty) Ltd., an Australian corporation operating a consumer rewards program, whereby the Company acquired all of the issued and outstanding shares of the Subsidiary in exchange for 22,000,000 common shares and 1,000,000 preferred shares Series "A" of the Company. The preferred shares Series "A" are non-participating, but each share is entitled to 50 votes in a general meeting. In addition, the Company issued 2,200,000 common shares as a finder's fee for assistance in the acquisition of the Subsidiary. As a result of the Agreement, the shareholder of Maximum Awards (Pty) Ltd. controls 96% of the Company. While the Company is the legal parent, as a result of the reverse takeover, Maximum Awards (Pty) Ltd. became the parent company for accounting purposes.

      On June 1, 2004, the Company, through its subsidiary, Maximum Awards Pty Ltd, acquired 100% of the issued and outstanding share capital of both Global Business Group Australia Pty Ltd ("Global Business") and Travel Easy Holidays Pty Ltd ("Travel Easy") from the directors of the respective companies for $1.00. Global Business and Travel Easy are controlled by the same shareholder, who controls the Company and Maximum Awards Pty Ltd. As such, this transfer of equity interests between common controlled entities is accounted for as a recapitalization of the company. The assets, liabilities, income and expenses of Global Business and Travel Easy have been brought forward on a historical basis in the financial statements of the Company. The equity of Global Business and Travel Easy have been brought forward on a historical basis and included in additional paid in capital of the Company.

      The Company currently operates a loyalty and rewards program known as Maximum Awards. Under this program, consumers earn points by purchasing products and services from a range offered by the Company's subsidiaries, Global Business and Travel Easy, or program partners. Accumulated points then can be redeemed in order to acquire additional desired products or services from the same list of such items offered by the Company's subsidiaries.

      The Company's subsidiary, Global Business, maintains a catalogue of available goods and services which a member can purchase, or acquire through the redemption of points. Travel Easy is a licensed travel agency which services the public and also allows members to purchase travel services or redeem points for airline tickets or travel packages.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited

2.    Going Concern

      These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

      The Company has sustained operating losses since inception, has raised minimal capital and has no long-term contracts related to its business plans. The Company's continuation as a going concern is uncertain and dependant on successfully bringing its services to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services. Though the business plan indicates profitable operation in the coming year, these profits are contingent on completing and fulfilling contracts with various providers of goods and services throughout the world to provide the company with a cashflow to sustain operations. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services.

      The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

3.    Summary of Significant Accounting Policies

      a)    Basis of Financial Statement Presentation

            These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

      b)    Basis of Consolidation

            The merger of the Company and Maximum Awards (Pty) Ltd. has been recorded as the recapitalization of the Company, with the net assets of Maximum Awards (Pty) Ltd. and the Company brought forward at their historical basis. The intention of the management of Maximum Awards (Pty) Limited was to acquire the Company as a shell company to be listed on the OTC Bulletin Board. Management does not intend to pursue the business of the Company. As such, accounting for the merger as the recapitalization of the Company is deemed appropriate.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited

3.    Summary of Significant Accounting Policies (cont'd)

      b)    Basis of Consolidation (cont'd)

            As mentioned in Note 1, these consolidated financial statements include the assets, liabilities, equity, income and expenses of Global Business and Travel Easy brought forward on a historical basis.

            The comparative figures presented in these consolidated financial statements are those of the legal subsidiary, Maximum Awards (Pty) Limited, Travel Easy and Global Business.

            The weighted average and total number of shares outstanding have been retroactively restated for each period to reflect the number of shares issued to shareholders of the subsidiary at acquisition.

      c)    Unit of Measurement

            United States of America currency is being used as the unit of measurement in these financial statements.

      d)    Use of Estimates

            In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      e)    Inventory

            Inventory consists of goods purchased for resale. Inventory is stated at the lower of cost (first-in, first-out method) and net realizable value.

      f)    Revenue Recognition

            Consumer Reward Points Program

            Membership fee revenue represents annual membership fees paid by all of the Company's members. Such fees are no longer being charged. The Company accounts for membership fee income on a "deferred basis" whereby membership fee income is recognized ratably over the one-year life of the membership.

            The Company recognizes commission income from a participating vendor when the consumer has earned points from their purchases.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited

3.    Summary of Significant Accounting Policies (cont'd)

      f)    Revenue Recognition (cont'd)

            Travel Agency

            The Company earns commission revenues from ticket sales and reports this revenue in accordance with Emerging Issues Task Force ("EITF") Issue No.99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent". The Company is an agent and not the primary obligor, and accordingly the amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two.

            Online Shopping

            The company recognizes revenue from product sales or services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectibility is reasonably assured. Additionally, revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria:

            (1) the delivered item has value to the customer on a standalone basis;
            (2) there is objective and reliable evidence of the fair value of undelivered items; and
            (3) delivery of any undelivered item is probable.

            Product sales, net of promotional discounts, rebates, and return allowances, are recorded when the products are shipped and title passes to customers. Retail items sold to customers are made pursuant to a sales contract that provides for transfer of both title and risk of loss upon the company's delivery to the carrier. The return policy allows customers to exchange product within 7 days.

            The company periodically provides incentive offers to it's customers to encourage purchases. Such offers include current discount offers, such as percentage discounts off current purchases, inducement offers, such as offers for future discounts subject to a minimum current purchase, and other similar offers. Current discount offers, when accepted by the customers, are treated as a reduction to the purchase price of the related transaction, while inducement offers, when accepted by the customers, are treated as a reduction to purchase price based on estimated future redemption rates. Redemption rates are estimated using the company's historical experience for similar inducement offers. Current discount offers and inducement offers are presented as a net amount in "Net sales."

            Outbound shipping charges to customers are included in net sales.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited

3.    Summary of Significant Accounting Policies (cont'd)

      g)    Consumer Reward Points Program

            The Company's consumer reward points program allows members to earn points that can be redeemed for a broad range of travel and retail merchandise. The Company makes payments from the escrow account on reward redemptions when members redeem their points and establishes reserves to cover the cost of future reward redemptions. The provision for the cost of member rewards is based upon points awarded that are ultimately expected to be redeemed by members using the current weighted-average cost per point of redemption. The ultimate points to be redeemed are estimated based on many factors, including a review of past behavior of members segmented by product, year of enrolment in the program; spend level and duration in the program. Past behavior is used to predict when current enrollees will attrite and their ultimate redemption rate. In addition, the cumulative balance sheet liability for unredeemed points is adjusted over time based on actual redemption and cost experience with respect to redemptions.

      h)    Foreign Currency Translation

            The Company accounts for foreign currency translation pursuant to SFAS No. 52, "Foreign Currency Translation". The company's functional currency is the Australian dollar. All assets and liabilities are translated into U.S. dollars using the current exchange rate. Revenues and expenses are translated using the average exchange rates prevailing throughout the year. Translation adjustments are included in other comprehensive income for the period.

      i)    Fair Value of Financial Instruments

            The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair value. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. At December 31, 2003 and 2002, the carrying amounts of cash, accounts receivable, notes receivable, accounts payable and accrued charges, and notes payable approximate their fair values due to the short-term maturities of these instruments.

      j)    Furniture and Equipment

            Furniture and equipment is stated at cost. Depreciation, based on the estimated useful lives of the assets, is provided using the undernoted annual rates and methods:

                  Furniture and equipment       20%            Declining balance

            Additions during the year are depreciated at half the normal rate.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited

3.    Summary of Significant Accounting Policies (cont'd)

      k)    Impairment of Long-Lived Assets

            In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets to be held and used are analysed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value of asset less cost to sell. As described in
            Note 2, the long-lived assets have been valued on a going concern basis. However, substantial doubt exists as to the ability of the Company to continue as a going concern. If the Company ceases operations, the asset values may be materially impaired.

      l)    Income Taxes

            The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

      m)    Stock Based Compensation

            In accordance with SFAS No. 123 "Accounting for Stock-Based Compensation", the Company enters into transactions in which goods or services are the consideration received for the issuance of equity instruments. The value of these transactions are measured and accounted for, based on the fair value of the equity instrument issued or the value of the services, whichever is more reliably measurable. The services are expensed in the periods during which the services are rendered.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited

3.    Summary of Significant Accounting Policies (cont'd)

      n)    Net Loss per Common Share

            The Company calculates net loss per share based on SFAS No. 128, "Earnings Per Share". Basic loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of common shares outstanding. Fully diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

            The common shares outstanding for 2002 have been calculated by using the number of shares issued by the legal parent for the reverse take over mentioned in Note 1.

      o)    Comprehensive Income

            The Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is presented in the statements of changes in stockholders' equity, and consists of net loss and unrealised gains (losses) on available for sale marketable securities; foreign currency translation adjustments and changes in market value of future contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS 87. SFAS No. 130 requires only additional disclosures in the financial statements and does not affect the Company's financial position or results of operations.

      p)    Concentration of Credit Risk

            SFAS No. 105, "Disclosure of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk", requires disclosure of any significant off-balance sheet risk and credit risk concentration. The Company does not have significant off-balance sheet risk or credit concentration. The Company maintains cash with major Australian financial institutions.

            The Company provides credit to its clients in the normal course of its operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses which, once they materialize, are consistent with management's forecasts.

      p)    Concentration of Credit Risk (cont'd)

            For other debts, the Company determines, on a continuing basis, the probable losses and sets up a provision for losses based on the estimated realizable value.

            Concentration of credit risk arises when a group of clients having a similar characteristic such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions. The Company does not have any significant risk with respect to a single client.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited

3.    Summary of Significant Accounting Policies (cont'd

      q)    Segment Reporting

            SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the manner in which public enterprises report segment information about operating segments. The Company has determined that its operations primarily involve three reportable segments based on the companies being consolidated: Maximum Awards Inc. - a consumer rewards program; Travel Easy Holidays Pty Ltd. - a travel agency; and Global Business Group Pty Ltd. - an online shopping business.

            In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). The FASB issued a revised FIN 46 in December 2003 which modifies and clarifies various aspects of the original interpretations. A Variable Interest Entity ("VIE") is created when
            (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (ii) equity holders either
            (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE, pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses of the VIE is considered the primary beneficiary and must consolidate the VIE. For VIEs created before January 31, 2003, FIN 46 was deferred to the end of the first interim or annual period ending after March 15, 2004. The adoption of FIN 46 did not have a material impact on the financial position or results of operations of the Company.

            In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity" ("SFAS No. 150"). This standard requires issuers to classify as liabilities the following three types of freestanding financial instruments: (1) mandatory redeemable financial instruments, (2) obligations to repurchase the issuer's equity shares by transferring assets; and
            (3) certain obligations to issue a variable number of shares. The Company adopted SFAS No. 150 effective July 1, 2003. The adoption of SFAS No. 150 did not have a material impact on the financial position or results of operations of the Company.

            In December 2003, the SEC issued Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition" which supersedes SAB 101, "Revenue Recognition in Financial Statements." SAB 104's primary purpose is to rescind the accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21. The Company adopted the provisions of this statement and it did not have a material impact on the financial position or results of the Company.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited

4.    Furniture and Equipment

                                                               2004                              2003
                                                        Accumulated                       Accumulated
                                              Cost     Amortization             Cost     Amortization
                                            ---------------------------------------------------------
      Office furniture and equipment        $7,606           $2,266           $6,393           $1,721
                                            ---------------------------------------------------------

      Net carrying amount                                    $5,340                            $4,672
                                                             ------                            ------

5.    Notes Payable

                                                           2004           2003

      Notes payable to companies controlled by a director of the Company:

        Aussie Watchdog                                 $    --        $   453

      Notes payable to directors of the Company:

        Maxwell Thomas                                    3,080          1,386
        Michael Sullivan                                  8,000            457

      Notes payable to unrelated parties:

        A. & D. Bushell                                      --         19,359
        N. Stough                                        35,803             --
        K. & L. Krueger                                   7,625          8,007
                                                        ----------------------

                                                        $54,508        $29,662
                                                        ======================

      The notes payable bear interest at 6%, are unsecured and have no specified terms of repayment.

      The funds received from these notes were utilized in the general working capital of the Company.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited

6.    Loans Payable

      The loans payable are non-interest bearing and have no specific terms of repayment.

7.    Capital Stock

        Authorized
          100,000,000      Common shares, par value of $0.001 per share
           10,000,000      Preferred shares, Series "A", par value of $0.001 per
                           share, non-participating, voting rights of 50 votes per share

                                                                                       2004         2003

        Issued
           25,072,950      Common shares (2003 -24,957,950)                        $ 25,073     $ 24,958
            1,000,000      Preferred shares, Series "A" (2002 - 1,000,000)            1,000        1,000
                                                                                   ---------------------

                                                                                   $ 26,073     $ 25,958
                                                                                   =====================

      On December 5, 2003, the board of directors designated 1,000,000 Series "A" preferred shares. The Series "A" preferred shares are non-participating but carry 50 votes per share at a general meeting. The remaining 9,000,000 preferred shares have not as yet been designated.

      In June 2004, the Company issued 115,000 common shares for cash of $55,000.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited

8.    Segmented Information

                                                        Qtr           6 Mths              Qtr           6 Mth
                                                       June             June             June            June

                                                       2004             2004             2003            2003
                                                   ----------------------------------------------------------
Revenues by Segment:

      Maximum Awards -  rewards program               1,599            5,340           16,002          29,206
      Travel Easy - travel agency                    38,606           55,715           50,396          75,845
      Global Business - online shopping              53,198           63,444               --              --
                                                   ----------------------------------------------------------

      Consolidated revenues                          93,403          124,499           66,398         105,051
                                                   ==========================================================

      Operating Earnings (Loss) by Segment:

      Maximum Awards -  rewards program             (16,765)        (173,181)           3,646         (12,433)
      Travel Easy - travel agency                     3,861          (19,417)          20,660          20,238
      Global Business - online shopping              10,880          (12,253)              --              --
                                                   ----------------------------------------------------------

      Consolidated operating loss                    (2,024)        (204,851)          24,306           7,805
                                                   ==========================================================

      Total Assets by Segment:

      Maximum Awards - rewards program               16,076           16,076           24,116          24,116
      Travel Easy -Travel agency                     70,188           70,188           38,589          37,589
      Global Business - online shopping               5,536            5,536               --              --
                                                   ----------------------------------------------------------

      Total gross assets                             91,800           91,800           62,705          62,705
                                                   ==========================================================

      Total Liabilities by Segment

      Maximum Awards - rewards program              162,671          162,671           56,615          56,615
      Travel Easy -Travel agency                     14,084           14,084           24,465          24,465
      Global Business - online shopping              19,501           19,501               --              --
                                                   ----------------------------------------------------------

      Total gross liabilities                       196,256          196,256           81,080          81,080
                                                   ==========================================================

      Geographical information is not presented as the Company's consolidated operations occur in Australia.

      The Company did not earn any significant revenues from a single customer.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited

9.    Income Taxes

      The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". This Standard prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates.

      Under SFAS No. 109 income taxes are recognized for the following: a) amount of tax payable for the current year, and b) deferred tax liabilities and assets for future tax consequences of events that have been recognized differently in the financial statements than for tax purposes.

      The Company's current income taxes are as follows:

                                                                       6 Months             Year
                                                                      June, 30,          Dec 31,
                                                                           2004             2003
                                                                           ----             ----
      Expected Income tax recovery at statutory tax rate of 34%        $(68,127)        $(32,252)
      Australian income taxes                                             4,478            3,417
      Valuation allowance                                                68,127           32,252
                                                                       -------------------------

      Current income taxes                                             $  4,478         $  3,417
                                                                       =========================

      As of December 31, 2003, the Company had a net operating loss carry forwards for income tax reporting purposes of approximately $143,000 that may be offset against future taxable income indefinitely. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs or a change in the nature of the business. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited

10.   Related Party Transactions

      The following table summarizes the Company's related party transactions, that occurred in the normal course of operations for the period, measured at the exchange amount:

                                                                          2004           2003
      At the end of the year, the advances due to and (from)
      related entities are as follows:

        Included in Notes Payable - amounts due to directors of
        the Company                                                    $11,080        $ 2,296

11.   Supplemental Disclosure of Cash Flow Information:

                                                              6 Months        6 months
                                                               June 30         June 30
                                                                  2004            2003
      Cash paid during the year for:

        Interest paid                                          $ 1,742         $    --
        Income taxes paid                                           --           3,417

      Supplemental Disclosure of Non-Cash Transactions:

        Foreign currency translation adjustment                $(2,278)        $(4,208)

12.   Restatement of Financial Statements

      The restated Balance Sheet for the Year Ended December 31, 2003 should be read in conjunction with the audited Financial Statements for the year-ended December 31, 2003.

Part III Item 1. Index to Exhibits

INDEX TO EXHIBITS

Exhibit
Number Name and/or Identification of Exhibit

2.1 Exchange Agreement between Maximum Awards, Inc. and Maximum Awards Pty Ltd. Dated December 9, 2003. (1)

3     Articles of Incorporation of Rising Fortune Incorporated. (1)

3.1 December 5, 2003 Certificate of Amendment to the Articles of Incorporation of Rising Fortune Incorporated. (1)

3.2   By-Laws (1)

3.4 October 8, 2002, Certificate of Registration of a Company, Maximum Awards Pty, Ltd. (2)

3.5 June 17, 2003, Certificate of Registration of a Company, Global Business Group Pty, Ltd. (2)

10.1  December 4, 2003 Consulting Agreement with Kevin Murray (2)

10.2  January 1, 2004 Employment Agreement with Max Thomas (2)

10.3  June 1, 2004 Share Purchase Agreement (Global Business Group Pty, Ltd.)
      (2)

10.4  June 1, 2004 Share Purchase Agreement (Travel Easy Pty, Ltd.) (2)

13.1 Form 10Q Report for quarter ended September 30, 2004, incorporated by reference

16.1 Letters from Forbush and Associates dated September 30, 2004 regarding their termination as Certifying Accountant

16.2 Letter from Forbush and Associates dated April 15, 2004, regarding their termination as Certifying Accountant

23.1  Consents of SF Partnership LP, independent public accountants

23.2  Consent of SF Partnership LP, independent auditors

23.3  Consent of SF Partnership LP, independent auditors

----------
(1) Previously filed with Form 10SB12G on July 6, 2004 and hereby incorporated by reference

(2) Previously filed with Form 10 SB12G/A on November 8,2004, and hereby incorporated by reference.

SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Maximum Awards, Inc.
(Registrant)

Date: July 25, 2004


By: /s/ Maxwell A. Thomas
    ---------------------
Maxwell A. Thomas
Chief Executive Officer and
Chief Financial Officer


                                       25